As filed with the Securities and Exchange Commission on April 22, 2009

Registration No. __________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ZHENGHE REAL ESTATE, INC.
(Name of small business issuer in its charter)

Colorado	7011	N/A
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer I.D. Number)

601 No. 5 Building
No. 9 Tuanjie Road
Shenyang, Liaoning Province
110013 PRC

(Address and telephone number of principal executive offices)

601 No. 5 Building
No. 9 Tuanjie Road
Shenyang, Liaoning Province
110013 PRC

(Address of principal place of business or intended principal place of business)

Gordon G.E. Wang, Chief Executive Officer
601 No. 5 Building
No. 9 Tuanjie Road
Shenyang, Liaoning Province
110013 PRC

(Name, address and telephone number of agent for service)

Copies to:

Gary A. Agron, Esquire
5445 DTC Parkway, Suite 520
Greenwood Village, CO 80111
(303) 770-7254
(303) 770-7257 (Fax)

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

          If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

          (Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock, no par value	7,434,500	$2.00	$14,869,000	$829.69

          This registration statement registers the resale of 7,434,500 shares of common stock held by security holders of the Registrant. In addition to the number of shares set forth above, the amount to be registered includes any shares of common stock issued as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

          The Proposed Maximum Offering Price Per Share and the Proposed Maximum Aggregate Offering Price in the table above are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until it shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

          The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion	Dated April 22, 2009

7,434,500 shares of common stock

ZHENGHE REAL ESTATE, INC.

          This prospectus covers the resale by our selling stockholders of 7,434,500shares of our common stock. The selling stockholders’ names and share amounts are set forth under “Selling Stockholders and Plan of Distribution” in this prospectus. The shares will be offered by our selling stockholders initially at $2.00 per share and then at prevailing market prices or privately negotiated prices when and if the shares are listed for quotation on the Electronic Bulletin Board. The offering will terminate on the earlier of the date all of the shares are sold or one year from the date hereof. We will not receive any proceeds from the sale of shares offered by the selling stockholders.

          There is no public market for our common stock and it is not quoted or listed on any exchange.

          Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 3.

          The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2009.

TABLE OF CONTENTS

About this Prospectus	i
Summary	1
Summary Financial Data	2
Risk Factors	3
Forward-Looking Statements	13
Use of Proceeds	13
Selected Financial Data	14
Management’s Discussion and Analysis of Financial Conditions and Results of Operations	15
Business	22
Management	34
Security Ownership of Executive Officers, Directors and Beneficial Owners of Greater than 5% of Our Common Stock	37
Selling Stockholders and Plan of Distribution	38
Related Party and Other Material Transactions	43
Description of Capital Stock	44
Shares Eligible for Future Sale	45
Experts	45
Legal Matters	45
Where You Can Find More Information	46
Financial Statements	F-1

ABOUT THIS PROSPECTUS

          You should rely only on the information contained in this prospectus as we have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where such an offer or sale is not permitted.

i

SUMMARY

          This summary highlights material information regarding our company and the offering contained in this prospectus. However, you should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision.

Business

          Since 2003, we have been engaged in the construction and sale of studio, one, two and three bedroom apartments in mid-rise and high-rise buildings in urban locations within Shenyang City, China (“PRC” or “China”). Since 2003, we have built and sold a total of 695 apartments representing gross floor area (“GFA”) of 96,400 square meters.

          In September 2008, we entered into an agreement with Heping District in Shenyang City to develop a 233,026 square meter lot in urban Shenyang City upon which we intend to build 233,026 square meters of residential (70%) and commercial (30%) structures over the next five years. We expect to construct a total of 15,983 apartments on the property having a GFA of 1,409,127.

          The real estate market in China, as well as the availability of financing for real estate and other projects, have experienced slowdowns as a result of the worldwide recession. We do not have financing for our new project and cannot give assurances that such financing will be available in the near future.

History

          We were organized as a Colorado corporation in November 1996 under the name Kona Enterprises, Inc. and had no operations. In 2004, we issued 900,000 shares of our common stock to acquire Liaoning Jiadi Real Estate, Inc. In March 2005 we changed our name to Li Chuan Group, Inc. and filed a Registration Statement on Form SB-2 with the Commission to register 1,000,000 selling shareholder shares. We discontinued the operation of Jiadi Real Estate, Inc in late 2005 and in 2006 we abandoned the Registration Statement without it going effective. In May 2007, we issued 10,000,000 shares of our common stock to acquire all of the outstanding common stock of Liaoning Jinge Real Estate, Inc. In May 2007 we changed our name to Zhenghe Real Estate, Inc.

          Our principal executive offices are located at 601 No. 5 Building, No. 9 Tuanjie Road, Shenyang, Liaoning Province, 110013 PRC, and our telephone number is 86-24-22782968. Our website is www.zhenghechina.com.

The Offering

Securities offered by our selling stockholders:	7,434,500 shares of common stock

Common stock outstanding prior to and after the offering:	23,144,500 shares of common stock

Use of proceeds:	We will not receive any proceeds from the sale of the common stock.

Description of Selling Stockholders

          Through this prospectus, we are registering for resale (i) 1,430,000 shares of common stock which we issued to 214 holders in November 1996, none of whom are officers, directors or 10% stockholders and (ii) 6,004,500 shares of common stock which are held by two of our directors and one 10% or greater stockholder.

          The names and share amounts of the selling stockholders are set forth under “Selling Stockholders and Plan of Distribution” in this prospectus. None of the selling stockholders except Messrs. Chu, Wang and Agron are officers, directors or 10% or greater stockholders of our company, nor are any affiliated or associated with any broker-dealers.

SUMMARY FINANCIAL DATA

          The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes for the periods indicated below. This financial information is derived from our audited financial statements contained elsewhere herein.

Statement of Operations Data

	Year Ended December 31, 2008	Year Ended December 31, 2007

Revenue	$2,743,565	$6,407,788
Income (loss) from operations	$(1,009,116)	$1,457,625
Net Income (loss)	$(2,613,116)	$1,093,219
Net Income (loss) per share of common stock	$(0.07)	$0.05

Balance Sheet Data

As of December 31, 2008

Working capital	$6,854,062
Total assets	$20,286,845
Total liabilities	$12,725,234
Stockholders’ equity	$7,561,611

RISK FACTORS

          The shares of common stock offered by this prospectus involve a high degree of risk and represent a highly speculative investment. You should not purchase these shares if you cannot afford the loss of your entire investment. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating our company, our business prospects and an investment in our shares of common stock.

Risks Related To Our Business

We require substantial capital resources to fund our land acquisition and property development, which may not be available.

          Property development is capital intensive. To date, we have funded our projects primarily through borrowings and proceeds from sales and pre-sales of our properties. Our ability to secure sufficient financing for land acquisition and property development depends on a number of factors that are beyond our control, including market conditions in the capital markets, lenders’ perceptions of our creditworthiness, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies.

          Various PRC regulations restrict our ability to raise capital through external financing and other methods, including, without limitation, the following:

•	we cannot pre-sell uncompleted residential units in a project prior to achieving certain development milestones specified in related regulations;

•	PRC banks are prohibited from extending loans to real estate companies to fund the purchase of land use rights;

•	we cannot borrow from a PRC bank for a particular project unless we fund at least 35% of the total investment amount of that project from our own capital;

•	we cannot borrow from a PRC bank for a particular project if we do not obtain the land use rights certificate for that project;

•	property developers are strictly restricted from using the proceeds from a loan obtained from a local bank to fund property developments outside the region where that bank is located; and

•	PRC banks are prohibited from accepting properties that have been vacant for more than three years as collateral for loans.

We may be unable to acquire desired development sites at commercially reasonable costs.

          Our revenue depends on the completion and sale of our projects, which in turn depends on our ability to acquire development sites. Our land use rights costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. In China, the PRC government controls the supply of land and regulates land sales and transfers in the secondary market. As a result, the policies of the PRC government, including those related to land supply and urban planning, affect our ability to acquire, and our costs of acquiring, land use rights for our projects. In recent years, the government has introduced various measures attempting to moderate investment in the property market in China. Although we believe that these measures are generally targeted at the luxury property market and speculative purchases of land and properties, we cannot assure you that the PRC government will not introduce other measures in the future that adversely affect our ability to obtain land for development. Moreover, the supply of potential development sites in any given city will diminish over time and we may find it increasingly difficult to identify and acquire attractive development sites at commercially reasonable costs in the future.

We rely on third-party contractors.

          Substantially all of our project construction and related work are outsourced to third-party contractors. We are exposed to risks that the performance of our contractors may not meet our standards or specifications. Negligence or poor work quality by any contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. We work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractor may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs.

We may be unable to complete our property developments on time or at all.

          The progress and costs for a development project can be adversely affected by many factors, including, without limitation:

•	delays in obtaining necessary licenses, permits or approvals from government agencies or authorities;

•	shortages of materials, equipment, contractors and skilled labor;

•	disputes with our third-party contractors;

•	failure by our third-party contractors to comply with our designs, specifications or standards;

•	difficult geological situations or other geotechnical issues;

•	onsite labor disputes or work accidents; and

•	natural catastrophes or adverse weather conditions.

          Any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales, which could harm our revenues, cash flows and our reputation.

Changes of laws and regulations with respect to pre-sales may adversely affect our cash flow position and performance.

          We depend on cash flows from pre-sale of properties as an important source of funding for our property projects and servicing our indebtedness. Under current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sale of the relevant properties and may only use pre-sale proceeds to finance the construction of the specific developments. However, there can be no assurance that the PRC government will not ban the practice of pre-selling uncompleted properties or implement further restrictions on the pre-sale of properties, such as imposing additional conditions for a pre-sale permit or further restrictions on the use of pre-sale proceeds. Any such measure will adversely affect our cash flow position and force us to seek alternative sources of funding for much of our property development business.

Our results of operations may fluctuate from period to period.

          Our results of operations tend to fluctuate from period to period. The number of properties that we can develop or complete during any particular period is limited due to the substantial capital required for land acquisition and construction, as well as the lengthy development periods required before positive cash flows may be generated. In addition, the current property we have under development is large scale and must be developed in multiple phases over the course of several years. The selling prices of the residential units in larger scale property developments tend to change over time, which may impact our sales proceeds and, accordingly, our revenue for any given period.

Increases in the price of raw materials may increase our cost of sales and reduce our earnings.

          Our third-party contractors are responsible for procuring almost all of the raw materials used in our project developments. Our construction contracts typically provide for fixed or capped payments, but the payments are subject to changes in government-suggested steel prices. The increase in steel prices could result in an increase in our construction cost. In addition, the increases in the price of raw materials, such as cement, concrete blocks and bricks, in the long run could be passed on to us by our contractors, which will increase our construction cost. Any such cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

We do not have insurance to cover potential losses and claims.

          We do not have insurance coverage against potential losses or damages with respect to our properties before their delivery to customers, nor do we maintain insurance coverage against liability from tortious acts or other personal injuries on our project sites. Although we require our contractors to carry insurance, we believe most of our contractors do not comply with this requirement. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or pay our claims. In addition, there are certain types of losses, such as losses due to earthquakes, which are currently uninsurable in China. While we believe that our practice is in line with the general practice in the PRC property development industry, there may be instances when we will have to internalize losses, damages and liabilities because of the lack of insurance coverage, which may in turn adversely affect our financial condition and results of operations.

We may fail to obtain, or may experience material delays in obtaining necessary government approvals for any major property development, which will adversely affect our business.

          The real estate industry is strictly regulated by the PRC government. Property developers in China must abide by various laws and regulations, including implementation rules promulgated by local governments to enforce these laws and regulations. Before commencing, and during the course of, development of a property project, we need to apply for various licenses, permits, certificates and approvals, including land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these certificates and permits. To date, we have not encountered serious delays or difficulties in the process of applying for these certificates and permits, but we cannot guarantee that we will not encounter serious delays or difficulties in the future. In the event that we fail to obtain the necessary governmental approvals for any of our major property projects, or a serious delay occurs in the government’s examination and approval progress, we may not be able to maintain our development schedule and our business and cash flows may be adversely affected.

Any non-compliant GFA of our uncompleted and future property developments will be subject to governmental approval and additional payments.

          The local government authorities inspect property developments after their completion and issue the completion acceptance certificates if the developments are in compliance with the relevant laws and regulations. If the total constructed GFA of a property development exceeds the GFA originally authorized in the relevant land grant contracts or construction permit, or if the completed property contains built-up areas that do not conform with the plan authorized by the construction permit, the property developer may be required to pay additional amounts or take corrective actions with respect to such non-compliant GFA before a completion acceptance certificate can be issued to the property development.

          We have obtained completion acceptance certificates for all of our completed properties since 2003. However, we cannot be certain that local government authorities will not find the total constructed GFA upon completion of our existing projects under development or any future property developments to exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition.

We may not be able to continue obtaining qualification certificates, which will adversely affect our business.

          Real estate developers in the PRC must obtain a formal qualification certificate in order to carry on a property development business in the PRC. According to the PRC regulations on qualification of property developers issued in 2000, a newly established property developer must first apply for a temporary qualification certificate with a one-year validity, which can be renewed for not more than two years. If, however, the newly established property developer fails to commence a property development project within the one-year period during which the temporary qualification certificate is in effect, it will not be allowed to renew its temporary qualification certificate. All qualification certificates are subject to renewal on an annual basis. Under government regulations, developers must fulfill all statutory requirements before they may obtain or renew their qualification certificates. In accordance with the provisions of the rules on the administration of qualifications, the real estate developer qualifications are classified into four classes and the approval system for each class is tiered. The approval for Class I Qualification is subject to examination by the construction authority under the State Council, that is, the central government, and the procedure for approval of developers for Class II Qualification or lower qualifications is administered by the construction authorities at the provincial-level of government. A real estate developer may only engage in the development and sale of real estate within its approved scope of business. For instance, a Class I developer is not restricted to the scale of real estate projects to be developed and may undertake real estate development projects anywhere in the country, while a Class II or below developer may undertake projects with construction area of less than 250,000 square meters per project. We are a Class III developer.

Our failure to assist our customers in applying for property ownership certificates in a timely manner may lead to compensatory liabilities to our customers.

          We are required to meet various requirements within 300 days after delivery of property, or such other period contracted with our customers, in order for our customers to apply for their property ownership certificates, including passing various governmental clearances, formalities and procedures. Under our sales contract, we are liable for any delay in the submission of the required documents as a result of our failure to meet such requirements, and are required to compensate our customers for delays. In the case of serious delays on one or more property projects, we may be required to pay significant compensation to our customers and our reputation may be adversely affected.

We may become involved in legal and other proceedings from time to time and may suffer significant liabilities or other losses as a result.

          We may, in future, become involved in disputes with various parties relating to the acquisition of land use rights, the development and sale of our properties or other aspects of our business and operations. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in pecuniary liabilities and cause delays to our property developments.

We are subject to potential environmental liability.

          We are subject to a variety of laws and regulations concerning the protection of health and the environment. The particular environmental laws and regulations that apply to any given development site vary significantly according to the site’s location and environmental condition, the present and former uses of the site and the nature of the adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally-sensitive regions or areas. Although the environmental investigations conducted by local environmental authorities have not revealed any environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations to date, it is possible that these investigations did not reveal all environmental liabilities and that there are material environmental liabilities of which we are unaware. We cannot assure you that future environmental investigations will not reveal material environmental liability. Also, we cannot assure you that the PRC government will not change the existing laws and regulations or impose additional or stricter laws or regulations, the compliance of which may cause us to incur significant capital expenditure.

Risk Relating to the Residential Property Industry in China

The PRC government may adopt further measures to curtail the overheating of the property sector.

          Along with the economic growth in China, until recently, investments in the property sectors have increased significantly over the years. In response to concerns over the scale of the increase in property investments, the PRC government has introduced policies to curtail property development. We believe the following regulations, among others, significantly affect the property industry in China.

          On October 31, 2007, the MOFCOM and the NDRC jointly issued the Catalogue of Industries for Guiding Foreign Investment, which took effect from December 1, 2007, restricting the construction and operation of high-end residential and commercial properties by sino-foreign and other foreign investment entities. In addition, the development and construction of ordinary residential properties was removed from the “encouraged” category of investment, but continue to be a permitted type of investment.

          In May 2006, the Ministry of Construction, National Development and Reform Commission, or the NDRC, PBOC and other relevant PRC government authorities jointly issued the Opinions on Adjusting the Housing Supply Structure and Stabilizing the Property Prices, which introduced measures to limit resources allocated to the luxury residential market. For instances, the new measures require that at least 70% of a residential project must consist of units with a GFA of less than 90 square meters per unit, and the minimum amount of down payment was increased from 20% to 30% of the purchase price of the underlying property if it has a unit GFA of 90 square meters or more. In September 2007, PBOC and China Banking Regulatory Commission issued the Circular on Strengthening the Management of Commercial Real Estate Credit Facilities, which increased the minimum down payment for any purchase of second or subsequent residential property to 40% of the purchase price if the purchaser had obtained a bank loan to finance the purchase of his or her first property.

          In July 2006, the Ministry of Construction, the Ministry of Commerce, NDRC, PBOC, the State Administration for Industry and Commerce and SAFE issued Opinions on Regulating the Entry and Administration of Foreign Investment in Real Property Market, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements of registered capital of a foreign invested real property enterprise as well as thresholds for a foreign invested real property enterprise to borrow domestic or overseas loans. In addition, since June 2007, a foreign invested real property enterprise approved by local authorities is required to register such approvals with the Ministry of Commerce.

          The PRC government’s restrictive regulations and measures to curtail the overheating of the property sector could increase our operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our business operations. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures, which could further slow down property development in China and adversely affect our business and prospects.

We are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage and is suffering a downturn.

          The residential property industry in the PRC is still in a relatively early stage of development and has experienced a considerable downturn in the last six months. Although demand for residential property in the PRC had been growing rapidly in recent years, such growth was often coupled with volatility in market conditions and fluctuation in property prices. It is extremely difficult to predict how much and when demand will develop, as many social, political, economic, legal and other factors, most of which are beyond our control, may affect the development of the market. The level of uncertainty is increased by current economic conditions and limited availability of accurate financial and market information as well as the overall low level of transparency in the PRC, especially in Tier II cities which have lagged in progress in these aspects when compared to Tier I cities.

          The lack of a liquid secondary market for residential property may discourage investors from acquiring new properties. The limited amount of property mortgage financing available to PRC individuals may further inhibit demand for residential developments.

We face intense competition from other real estate developers.

          The property industry in the PRC is highly competitive. In the Tier II cities such as Shenyang City, local and regional property developers are our major competitors, and an increasing number of large state-owned and private national property developers have started entering these markets. Many of our competitors, especially the state-owned and private national property developers, are well capitalized and have greater financial, marketing and other resources than we have. Some also have larger land banks, greater economies of scale, broader name recognition, a longer track record and more established relationships in certain markets. In addition, the PRC government’s recent measures designed to reduce land supply further increased competition for land among property developers.

          Competition among property developers may result in increased costs for the acquisition of land for development, increased costs for raw materials, shortages of skilled contractors, oversupply of properties, decrease in property prices in certain parts of the PRC, a slowdown in the rate at which new property developments will be approved and/or reviewed by the relevant government authorities and an increase in administrative costs for hiring or retaining qualified personnel, any of which may adversely affect our business and financial condition. Furthermore, property developers that are better capitalized than we are may be more competitive in acquiring land through the auction process. If we cannot respond to changes in market conditions as promptly and effectively as our competitors, or effectively compete for land acquisition through the auction systems and acquire other factors of production, our business and financial condition will be adversely affected.

          In addition, risk of property over-supply is increasing in parts of China, where property investment, trading and speculation have become overly active. We are exposed to the risk that in the event of actual or perceived over-supply, property prices may fall drastically, and our revenue and profitability will be adversely affected.

Our sales will be affected if mortgage financing becomes more costly or otherwise becomes less attractive.

          Substantially all purchasers of our residential properties rely on mortgages to fund their purchases. An increase in interest rates may significantly increase the cost of mortgage financing, thus affecting the affordability of residential properties. In 2007, PBOC raised the lending rates five times. The PRC government and commercial banks may also increase the down payment requirement, impose other conditions or otherwise change the regulatory framework in a manner that would make mortgage financing unavailable or unattractive to potential property purchasers. Under current PRC laws and regulations, purchasers of residential properties generally must pay at least 20% of the purchase price of the properties before they can finance their purchases through mortgages. In May 2006, the PRC government increased the minimum amount of down payment to 30% of the purchase price of the underlying property if such property has a unit GFA of 90 square meters or more. In September 2007, the minimum down payment for any purchase of second or subsequent residential property was increased to 40% of the purchase price if the purchaser had obtained a bank loan to finance the purchase of his or her first property. In addition, mortgagee banks may not lend to any individual borrower if the monthly repayment of the anticipated mortgage loan would exceed 50% of the individual borrower’s monthly income or if the total debt service of the individual borrower would exceed 55% of such individual’s monthly income. If the availability or attractiveness of mortgage financing is reduced or limited, many of our prospective customers may not be able to purchase our properties and, as a result, our business, liquidity and results of operations could be adversely affected.

          In line with industry practice, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total amount of mortgage loans. Such guarantees expire upon the completion of the registration of the mortgage with the relevant mortgage registration authorities. If there are changes in laws, regulations, policies and practices that would prohibit property developers from providing guarantees to banks in respect of mortgages offered to property purchasers and as a result, banks would not accept any alternative guarantees by third parties, or if no third party is available or willing in the market to provide such guarantees, it may become more difficult for property purchasers to obtain mortgages from banks and other financial institutions during sales and pre-sales of its properties. Such difficulties in financing could result in a substantially lower rate of sale and pre-sale of our properties, which would adversely affect our cash flow, financial condition and results of operations. We are not aware of any impending changes in laws, regulations, policies or practices which will prohibit such practice in China. However, there can be no assurance that such changes in laws, regulations, policies or practices will not occur in China in the future.

Risks Relating to China

PRC economic, political and social conditions as well as government policies can affect our business.

          The PRC economy differs from the economies of most developed countries in many aspects, including:

•	political structure;

•	degree of government involvement;

•	degree of development;

•	level and control of capital reinvestment;

•	control of foreign exchange; and

•	allocation of resources.

          The PRC economy has been transitioning from a centrally planned economy to a more market-oriented economy. For more than two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy. Although we believe these reforms will have a positive effect on China’s overall and long-term development, we cannot predict whether changes in the PRC economic, political and social conditions, laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations.

Changes in foreign exchange regulations may adversely affect our results of operations.

          We currently receive all of our revenues in RMB. The PRC government regulates the conversion between RMB and foreign currencies. Over the years, the government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debt. However, foreign exchange transactions by our PRC subsidiaries under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. There can be no assurance that these PRC laws and regulations on foreign investment will not cast uncertainties on our financing and operating plans in China. Under current foreign exchange regulations in China, subject to the relevant registration at SAFE, we will be able to pay dividends in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies regarding debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies might have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies.

Interpretation of PRC laws and regulations involves uncertainty.

          Our core business is conducted within China and is governed by PRC laws and regulations. The PRC legal system is based on written statutes, and prior court decisions can only be used as a reference. Since 1979, the PRC government has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to developing a comprehensive system of commercial law, including laws relating to property ownership and development. However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretation of PRC laws and regulations involves a degree of uncertainty. Some of these laws may be changed without being immediately published or may be amended with retroactive effect. Depending on the government agency or how an application or case is presented to such agency, we may receive less favorable interpretations of laws and regulations than our competitors, particularly if a competitor has long been established in the locality of, and has developed a relationship with, such agency. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. All these uncertainties may cause difficulties in the enforcement of our land use rights, entitlements under its permits, and other statutory and contractual rights and interests.

Risks Related To Our Securities

If we fail to implement and maintain proper and effective internal controls and disclosure controls and procedures, our ability to produce accurate and timely financial statements and public reports could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.

          We must ensure that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis. We will be required to spend considerable effort establishing and maintaining our internal controls, which will be costly and time-consuming and will need to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in anticipation of being a reporting company and eventually being subject to Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal control over financial reporting. Both we and our independent auditors will be testing our internal controls in anticipation of being subject to these Section 404 requirements and, as part of that documentation and testing, may identify areas for further attention and improvement. We are in the process of developing disclosure controls and procedures designed to ensure that information required to be disclosed by us in our public reports and filings is recorded, processed, summarized and reported within the time periods specified by applicable SEC rules and forms.

          Implementing any appropriate changes to our internal controls and disclosure controls and procedures may entail substantial costs to modify our existing financial and accounting systems and internal policies, take a significant period of time to complete, and distract our officers, directors and employees from the operation of our business. These changes may not, however, be effective in establishing or maintaining the adequacy of our internal controls or disclosure controls, and any failure to maintain that adequacy, or a consequent inability to produce accurate financial statements or public reports on a timely basis, could materially adversely affect our business. Further, investors’ perceptions that our internal controls or disclosure controls are inadequate or that we are unable to produce accurate financial statements may seriously affect the price of our common stock.

Because our common stock may be classified as “penny stock,” trading may be limited, and the share price could decline.

          Because our common stock may fall under the definition of “penny stock,” trading in the common stock, if any, may be limited because broker-dealers would be required to provide their customers with disclosure documents prior to allowing them to participate in transactions involving the common stock. These disclosure requirements are burdensome to broker-dealers and may discourage them from allowing their customers to participate in transactions involving the common stock.

          “Penny stocks” are equity securities with a market price below $5.00 per share other than a security that is registered on a national exchange, included for quotation on the NASDAQ system or whose issuer has net tangible assets of more than $2,000,000 and has been in continuous operation for greater than three years. Issuers who have been in operation for less than three years must have net tangible assets of at least $5,000,000.

          Rules promulgated by the Securities and Exchange Commission under Section 15(g) of the Exchange Act require broker-dealers engaging in transactions in penny stocks, to first provide to their customers a series of disclosures and documents including:

•	A standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

•	All compensation received by the broker-dealer in connection with the transaction;

•	Current quotation prices and other relevant market data; and

•	Monthly account statements reflecting the fair market value of the securities.

          These rules also require that a broker-dealer obtain financial and other information from a customer, determine that transactions in penny stocks are suitable for such customer and deliver a written statement to such customer setting forth the basis for this determination.

Our directors and executive officers will continue to exert significant control over our future direction, which could reduce the sale value of our company.

          Members of our Board of Directors and our executive officers and principal stockholders own 51.85% of our outstanding common stock. Accordingly, these stockholders, if they act together, will be able to control all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership, which could result in a continued concentration of representation on our Board of Directors, may delay, prevent or deter a change in control and could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our assets.

Investors should not anticipate receiving cash dividends on our common stock.

          We have never declared or paid any cash dividends or distributions on our common stock and intend to retain future earnings, if any, to support our operations and to finance expansion. Therefore, we do not anticipate paying any cash dividends on the common stock in the foreseeable future.

There is a reduced probability of a change of control or acquisition of us due to the possible issuance of additional preferred stock. This reduced probability could deprive our investors of the opportunity to otherwise sell our stock in an acquisition of us by others.

          Our Articles of Incorporation authorize our Board of Directors to issue up to 10,000,000 shares of preferred stock, of which no shares have been issued. Our preferred stock is issuable in one or more series and our Board of Directors has the power to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or designation of such series, without further vote or action by stockholders. As a result of the existence of this “blank check” preferred stock, potential acquirers of our company may find it more difficult to, or be discouraged from, attempting to effect an acquisition transaction with, or a change of control of, our company, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

FORWARD-LOOKING STATEMENTS

          This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us which are discussed in the “Risk Factors” section above and throughout this prospectus. In light of these risks, uncertainties and assumptions, any forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

          We will not receive any proceeds from the sale of shares of our common stock being offered by the selling stockholders.

SELECTED FINANCIAL DATA

Statement of Operations Data

	Year Ended December 31, 2008	Year Ended December 31, 2007

Revenue	$2,743,565	$6,407,788
Income (loss) from operations	$(1,009,116)	$1,457,625
Net Income (loss)	$(2,613,116)	$1,093,219
Net Income (loss) per share of common stock	$(0.07)	$0.05

Balance Sheet Data

As of December 31, 2008

Working capital	$6,854,062
Total assets	$20,286,845
Total liabilities	$12,725,234
Stockholders’ equity	$7,561,611

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

          We and our representatives may from time to time make written or oral forward-looking statements, including statements included in or incorporated by reference into this prospectus and other filings made with the Securities and Exchange Commission. These forward-looking statements are based on management’s views and assumptions and involve risks, uncertainties and other important factors, some of which may be beyond our control, that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, in this prospectus. Readers should carefully review the risks described in this and other documents that we may file from time to time with the Securities and Exchange Commission. The forward-looking statements speak only as of the date that they are made, however, we are obligated in certain circumstances to update or revise the disclosures in this prospectus in accordance with Federal securities laws.

Overview of the Business

          We are a fast-growing residential real estate developer that focuses in Shenyang, China. We focus on developing large scale, quality residential projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Since 2003, we have been engaged in the construction and sale of studio, one, two and three bedroom apartments in mid-rise and high-rise buildings in urban locations within Shenyang City, China (“PRC” or “China”). Since 2003, we have built and sold a total of 695 apartments representing gross floor area (“GFA”) of 96,400 square meters. We have achieved our growth by employing a standardized and scalable business model that emphasizes rapid asset turnover, efficient capital management and strict cost control. We acquire land primarily through auctions of government land.

          In September 2008, we entered into an agreement with Heping District in Shenyang City to develop a 233,026 square meter lot in urban Shenyang City upon which we intend to build 233,026 square meters of residential (70%) and commercial (30%) structures over the next five years. We expect to construct a total of 15,983 apartments on the property having a GFA of 1,409,127.

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China

          Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in Shenyang where we operate. Sales of our residential units have been strong and 90% of the units in our completed projects have been sold as of December 31, 2008. We expect continuing economic growth in China, rising disposable income levels and population growth in Shenyang to support demand for residential properties, including our residential units, over the next few years.

PRC government policies and regulations

          Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

          Since 2004, due to concerns that investment in the PRC property market may become excessive, the PRC government has introduced a series of measures to curb speculative investments in the property market, regulate real estate project lending and promote the development of more low- and mid-priced housing. We believe that these policies have negatively affected our sales to a lesser extent than other property developers that focus on the luxury sector, because our business model focuses on the development of mid-priced housing, which is consistent with these policies. However, these measures will require us to invest greater capital outlay upfront to finance our projects and may increase our bank borrowing costs. As a consequence, we may not be able to expand our operations as rapidly as we could in the absence of these policies.

          Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted in recent years to tighten mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchase of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. The pricing and continued availability of mortgage financing are important factors that affect our results of operations.

Availability and cost of financing

          Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the project we are able to develop at any time. In November 2007, the CBRC provided policy guidelines to PRC banks and Chinese subsidiaries of foreign banks that loans outstanding at December 31, 2007 should not exceed the level of outstanding loans as of October 31, 2007. This lending freeze may limit our ability to access additional loans and may also prevent or delay potential customers’ ability to secure mortgage loans to purchase residential properties. The cost of our financing also affects our operating results. We issued US$12 million principal amount of convertible notes, which bear interest at 12% per annum. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and our outstanding borrowings.

Acquisition of land use rights in target markets

          Our business model depends to a large extent on our ability to acquire land use rights for development sites and proceed quickly with construction to shorten our development cycle. As a consequence, we are frequently surveying the market for attractive development opportunities in Shenyang. Under current regulations and market practice, land use rights for residential development purposes may be acquired from local governments through a competitive auction or other bidding process, in which the minimum reserve price is determined based on the appraised value. Land use rights may also be acquired in the secondary markets. Land use rights prices vary significantly from city to city.

          Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites in Shenyang increases, the auction mechanism tends to lead to higher market-clearing prices, which has led to increasing land use rights costs. We expect that our land use rights costs may continue to increase in the future.

Results of Operations

Fiscal 2008 Compared to Fiscal 2007

Revenue

        Real estate sales are reported in accordance with the provisions of SFAS No. 66, “Accounting for Sales of Real Estate”.

        Revenue from the sales of development properties where the construction period is 12 months or less is recognized by the full accrual method at the time of the closing of an individual unit sale. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

        Revenue and profit from the sale of development properties where the construction period is more than 12 months is recognized by the percentage-of-completion method on the sale of individual units.

          Apartment sales revenue for fiscal 2008 of $2,743,565 was lower than fiscal 2007 of $6,407,788 by $3,664,223 or 57%. The decrease was attributable to the close to completion of selling of our XingLong Gardon project. The global economic slowdown and tight credit conditions during second half of 2008 also resulted in a decrease in apartment sales.

          We believe that the demand for our apartments should improve during the second half of 2009 as local banks loosen credit, local governments carry out various fiscal stimulus packages and continued population increases in Shenyang. We believe that we will deliver approximately40 apartments in fiscal 2009. We estimate that the average price of the apartments delivered will be between $20,000 and $60,000 in fiscal 2009. We are also seeking to acquire semi-completed projects from other developers who lack financial resources to complete those projects. There is no assurance that we can find any semi-completed project. We will enter the pre-sale phase of our Heping district project in 2010 and believe that we can pre-sale 100 to 200 apartments during phase I of our Heping district project.

Costs of Real Estate Sales

          Costs of real estate sales consist primarily of land use rights costs and construction costs. Costs of real estate sales are capitalized and allocated to development projects using the specific identification method. When the full accrual method of revenue recognition is applied, costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project costs. When the relative value method is not practicable, costs are allocated based on area methods where areas sold are divided by total area available for sale and then multiplied by the estimated total project costs.

          Land use rights costs. Land use rights costs include the land premium we pay to acquire land use rights for our property development sites, plus taxes. We acquire our development sites mainly by competitive bidding at public auctions of government land. Our land use rights costs for different projects vary according to the size and location of the site and the minimum land premium set for the site, all of which are influenced by government policies, as well as prevailing market conditions. Our land use rights costs have increased in the past few years due to rising property prices in Shenyang and increased competition from other bidders at government land auctions.

          Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for fixed or capped payments which cover substantially all labor, materials, fittings and equipment costs, subject to adjustments for some types of excess, such as design changes during construction or changes in government-suggested steel prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs.

          Apartment costs as a percentage of sales revenue increased 14% in fiscal 2008 as compared to fiscal 2007. The increase was primarily the result of decreasing selling prices and raw material and construction cost increases. For fiscal 2009, we expect that apartment costs as a percentage of sales will be similar to fiscal 2008.

Selling, General and Administrative Expenses (“SG&A”)

          In fiscal 2008, SG&A spending increased to $1,517,450, as compared to $640,631 in fiscal 2007. The increased spending was principally due to higher professional fees of $584,909, higher compensation expenses of $136,742, higher travel expenses. The increases in SG&A can be attributed to our expansion of office facilities in Shenyang, increases in the number of employees and planning and design costs related to our new project in Heping district. We expect SG&A to decrease to approximately $900,000 in fiscal 2009.

Interest Expenses

          In 2008, interest expense was $1,604,000 due to the $12 million 12% per year convertible loan we obtained in March, 2008. We expect our interest expenses will continue to increase as we seek additional loans to acquire the land and finance construction costs for the Heping project.

Income Taxes

          Since January 2008, our income taxes are based on 25% of our income reported in our statutory financial statements. Prior to 2008, our income taxes were based on 33% of our income reported in our statutory financial statements. In fiscal 2008, our income tax was $0 compared to $364,406 in fiscal 2007.

Liquidity and Capital Resources

          To date, our operating funds have been provided primarily by $7,561,611 of equity capital.

          In 2008, our operating activities used $5,713,175 of cash, largely as a result of operating loss of $2,613,116, increases in account receivables ($340,927), inventory ($486,206), decreases in accounts payable ($1,514,300), and customer deposits ($486,022).

          In 2008, our investing activities provided $7,837,899 of cash as a result of $8,540,450 repayment of a loan from shareholders, but somewhat offset by the purchase of our office, vehicles and other fixed asset in the aggregate amount of $702,550.

          In 2008, our financing activities provided $10,000,141 of cash as a result of a debenture loan. On March 22, 2008, we entered into a loan agreement with an institutional lender. According to the agreement, the lender agreed to make available to us a debenture loan of $12,000,000 at 12% per annum interest for one year. The loan is subject to renewal at the end of the term on a year-to year basis. The lender has the right to convert the loan to 15% equity in our company from the execution of the loan agreement to 120 days after we pay off the loan. The cash provided by the debenture loan is somewhat offset by the repurchase of our common stock.

          We believe that funds generated from the sale of our apartment and debenture loan will be adequate to meet our anticipated operating expenses, capital expenditure and commitments for at least the next twelve months. Nevertheless, our continuing operating and investing activities may require us to obtain additional sources of capital. In that case, we may seek financing from institutional investors or banks. There can be no assurance that any such financing will be available to us on commercially reasonable terms, if at all.

Use of Estimates

          Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates have been used by management in conjunction with the measurement of the valuation allowance relating to deferred tax assets and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

          For financial statement presentation purposes, we consider short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

          We maintain cash and cash equivalent balances at financial institutions that are insured by the Federal Deposit Insurance Corporation up to $250,000. Deposits with banks in other countries are not insured. Deposits with these banks may exceed the amount of insurance provided on such deposits.

Contingencies

          We are not currently a party to any pending or threatened legal proceedings. Based on information currently available, management is not aware of any matters that would have a material adverse effect on our financial condition, results of operations or cash flows.

Fair Value of Financial Instruments

          The carrying amounts of our financial instruments, including cash and cash equivalents, taxes receivable, accounts payable, and taxes payable approximate their fair values based on their short-term nature.

Foreign Currency Translation

          Our business operates outside the United States with the PRC’s Renminbi (“RMB”) serving as its functional currency. The functional currency is translated into U.S. dollars for balance sheet accounts using the period end rates in effect as of the balance sheet date and the average exchange rate for revenue and expense accounts for each respective period. The translation adjustments are treated as a separate component of stockholders’ equity, within other comprehensive loss, net of tax where applicable. Gains or losses resulting from transactions denominated in currencies other than our functional currency are included in selling, general and administrative expenses within the statements of operations.

Income Taxes

          We have adopted the provisions of SFAS No. 109, “Accounting for Income Taxes” which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided for those deferred tax assets for which the related benefits will likely not be realized.

Land Appreciation Tax

          Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to land appreciation tax, or LAT, which is levied by the local tax authorities upon the “appreciation value” as defined in the relevant tax laws. All taxable gains from the sale or transfer of land use rights, buildings and related facilities in China are subject to LAT at progressive rates that range from 30% to 60%. Certain exemptions are allowed for sales of ordinary residential properties if the appreciation value does not exceed a threshold specified in the relevant tax laws. Gains from sales of commercial properties are not eligible for this exemption. Whether a property qualifies for the ordinary residential property exemption is determined by the local government taking into consideration the property’s plot ratio, aggregate GFA and sales price.

Please see note 2 to our consolidated financial statements.

Stock Based Compensation

          We follow the provisions of SFAS No. 123R, “Share-Based Payment.” SFAS 123R requires recognition in the financial statements of the cost of employee services received in exchange for an award of equity instruments over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). SFAS 123R also requires measurement of the cost of employee services received in exchange for an equity award based upon the grant-date fair value of the award. We account for non-employee share-based awards in accordance with EITF No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquisition, or in Conjunction with Selling Goods or Services.”

Earnings/Loss per Common Share

          Earning/Loss per common share has been computed using the weighted average number of common shares outstanding during each period. Except where the result would be anti-dilutive, diluted earnings/loss per share has been computed on an ‘as if converted’ basis assuming the exercise of any stock warrants or options.

Recent Accounting Pronouncements

          In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value (the Fair Value Option). Election of the Fair Value Option is made on an instrument-by-instrument basis and is irrevocable. At the adoption date, unrealized gains and losses on financial assets and liabilities for which the Fair Value Option has been elected would be reported as a cumulative adjustment to beginning retained earnings. If the Company elects the Fair Value Option for certain financial assets and liabilities, the Company will report unrealized gains and losses due to changes in fair value in earnings at each subsequent reporting date. The provisions of SFAS 159 are effective January 1, 2008. We do not expect the adoption of this pronouncement to have an immediate impact our or operating results, financial position or cash flows.

          In September of 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value under generally accepted accounting procedures and expands disclosures on fair value measurements. This statement applies under previously established valuation pronouncements and does not require the changing of any fair value measurements, though it may cause some valuation procedures to change. Under SFAS No. 157, fair value is established by the price that would be received to sell the item or the amount to be paid to transfer the liability of the asset as opposed to the price to be paid for the asset or received to transfer the liability. Further, it defines fair value as a market specific valuation as opposed to an entity specific valuation, though the statement does recognize that there may be instances when the low amount of market activity for a particular item or liability may challenge an entity’s ability to establish a market amount. In the instances that the item is restricted, this pronouncement states that the owner of the asset or liability should take into consideration what affects the restriction would have if viewed from the perspective of the buyer or assumer of the liability. This statement is effective for all assets valued in financial statements for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 to have a significant impact on our financial position or results of operations.

          In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertain Tax Positions” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes”. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a significant impact on our financial position or results of operations.

          In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”) and No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 141(R) and SFAS No. 160 are products of a joint project between the FASB and the International Accounting Standards Board. The revised standards continue the movement toward the greater use of fair values in financial reporting. SFAS No. 141(R) will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. These changes include the expensing of acquisition related costs and restructuring costs when incurred, the recognition of all assets, liabilities and noncontrolling interests at fair value during a step-acquisition, and the recognition of contingent consideration as of the acquisition date if it is more likely than not to be incurred. SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 141(R) and SFAS No. 160 are effective for both public and private companies for fiscal years beginning on or after December 15, 2008 (October 1, 2009 for the Company). SFAS No. 141(R) will be applied prospectively. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS No. 160 shall be applied prospectively. Early adoption is prohibited for both standards. The Company does not believe this pronouncement will impact its financial statements.

BUSINESS

Introduction

          Since 2003, we have been engaged in the construction and sale of studio, one, two and three bedroom apartments in mid-rise and high-rise buildings in urban locations within Shenyang City, China (“PRC” or “China”). Since 2003, we have built and sold a total of 695 apartments representing gross floor area (“GFA”) of 96,400 square meters.

          In September 2008, we entered into an agreement with Heping District in Shenyang City to develop a 233,026 square meter lot in urban Shenyang City upon which we intend to build 233,026 square meters of residential (70%) and commercial (30%) structures over the next five years. We expect to construct a total of 15,983 apartments on the property having a GFA of 1,409,127.

Apartment Construction

          The residential apartment development process in the PRC generally consists of three phases: (1) acquisition of land; (2) land development and construction; and (3) sale of finished apartments. The development cycles vary depending on the extent of the government approvals required, the size of the development, necessary site preparation, weather conditions and marketing results.

          We act as our own general contractor for constructing the apartments and hire subcontractors for all construction activities. The use of subcontractors enables us to reduce our investment in direct labor costs, equipment and facilities. We generally price our apartments only after we have entered into contracts for their construction with subcontractors, which improves our ability to estimate our costs.

          As the general contractor, we select our subcontractors through a competitive bidding process. In addition to the bid price, our criteria include the bidders’ experience, reputation, recommendations and references from other developers. Construction prices are capped and cover all materials and labor needed to complete the construction under the construction contract. The bid-winning subcontractor will make advance payments for all materials and labor. We make payments to the subcontractors over time upon completion and acceptance of certain phases of construction according to agreed-upon milestones specified in the construction contract.

          As the general contractor, we monitor the construction for quality and are responsible for all planning, scheduling and budgeting operations. We supervise the construction of our project, coordinate the activities of subcontractors and suppliers, subject their work to quality and cost controls and assure compliance with zoning and building codes.

          Subcontractors typically are retained on a project-by-project basis to complete construction at a fixed price. Agreements with our subcontractors are generally entered into after competitive bidding on an individual basis. We generally obtain information from prospective subcontractors and suppliers with respect to their financial conditions and abilities to perform under their agreements prior to commencement of the formal bidding process. The services performed for us by subcontractors are generally readily available from a number of qualified subcontractors.

          We use, to the extent feasible, standardized materials in our construction and building operations in order to permit efficiencies in construction and material purchasing. Our subcontractors negotiate for themselves the purchase of major raw materials components such as concrete, lumber and structural steel and the payment therefore. Raw materials used in our operations are generally readily available from a number of sources but the prices of such raw materials may fluctuate due to various factors, including supply and demand.

          Our apartments are inspected by government authorities prior to transfer of title to the buyers. The purpose of the inspection is to ensure that the apartments adhere to government standards of quality and safety.

Our Business Strategy

          Our goal is to become a leading residential property developer focused on China’s Tier II cities by implementing the following strategies:

          Continue Expanding in Shenyang City. We believe that Shenyang presents development opportunities that are well suited for our business model. It offers a large supply of potential development sites. Furthermore, it is in an early stage of market maturity and has fewer large national developers. We believe that the fragmented market and relative abundance of land offer opportunities for us to generate attractive margins.

          Capitalize on Growth of Middle-Income Population. The growing middle-income consumer market in China presents an attractive opportunity to continue our business expansion. We will target this market by continuing to provide quality mid-sized modern residential units in large community developments for middle-income consumers. Our strategy is also consistent with the housing policy of relevant PRC governmental authorities in the context of rising incomes and rapid urbanization to promote the development of more low- and mid-priced housing in China.

          Maintain Strict Cost Control. We plan to continue to closely monitor our capital and cash positions and carefully manage our land use rights costs, construction costs and operating expenses. We believe that by adhering to prudent cost management we will be able to more efficiently use our working capital, which will help to maintain our profit margins.

Operations

          Planning

          Our project planning and design process includes concept and architectural design, construction and engineering design, budgeting, financial analysis and projections as well as arranging for financing. We believe careful planning is essential to control costs, quality and timing of our projects.

          We outsource our design work to reputable third-party design firms. Our planning and development team works closely with project managers as well as our external designers and architects to ensure that our designs comply with PRC laws and regulations, and meet our design and other project objectives. Our management is also actively involved in the whole process, especially in the master planning and architectural design of our projects. We use our enterprise resource planning systems to conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the project construction stage.

          We seek to create a comfortable and convenient middle-class lifestyle concept in our projects by incorporating certain design features, such as landscaped environments. In determining the architectural designs of our projects, we consider the proposed type of products to be developed as well as the surrounding environment and neighborhood.

          In selecting external design firms, we consider, among other things, their reputation for reliability and quality, their track record with us, the design proposed and the price quoted. Design firms can participate in the tender process by our invitation only. Our planning and design team monitors the progress and quality of the design firms to ensure that they meet our requirements.

          We also begin arranging financing for a project at this stage. We typically finance our property developments through a combination of internal funds, pre-sale proceeds and bank loans. The loans are negotiated with the local branches of national commercial banks. A substantial majority of our bank loans are secured by our assets, including the land to be developed.

          Project Construction and Management

          We outsource all of our construction work to independent construction companies which are selected through our invitation to tender bids for the project. We generally hire more than one contractor for each of our projects, with each contractor responsible for a designated portion of the project on a ‘‘turnkey’’ basis. We have established a selection procedure in order to ensure compliance with our quality and workmanship standards. We take into account the construction companies’ professional qualifications, reputation, track record, past cooperation with our project companies and financial condition and resources when inviting candidates to bid. We also review the qualifications and performance of our construction contractors on an annual basis. We closely supervise and manage the entire project construction process, utilizing our enterprise resource planning systems to monitor and analyze information regarding the process on a real-time basis. We collect information throughout the development cycle on the entire project and from our third-party contractors to avoid unanticipated delays and cost overruns.

          Our construction contracts typically provide for fixed or capped payments, subject to adjustments for some types of excess, such as design changes during construction or changes in government-suggested steel prices. The contractors are typically responsible for procuring the necessary raw materials, as well as providing engineering and construction services. We procure certain ancillary fixtures for installation, such as elevators, windows and entrance doors. For our purchases of such fixtures, we use a centralized procurement process to help increase our negotiating power and lower our unit costs. Our major suppliers are suppliers of power distribution boxes, elevators, plastic-steel windows, doors and heat sinks. We maintain good relationships with our suppliers and have not encountered any significant supply shortages or disruptions in the past.

          Pre-Sales, Sales and Marketing

          Like other developers, we pre-sell properties prior to the completion of their construction. Under PRC pre-sales regulations, property developers must satisfy specific conditions before they can pre-sell their properties under construction. These mandatory conditions include:

•	the land premium must have been paid in full;

•	the land use rights certificate, the construction site planning permit, the construction work planning permit and the construction permit must have been obtained;

•	at least 25% of the total project development cost must have been incurred;

•	the progress and the expected completion and delivery date of the construction must be fixed;

•	the pre-sale permit must have been obtained; and

•	the completion of certain milestones in the construction processes specified by the local government authorities.

          These mandatory conditions are designed to require a certain level of capital expenditure and substantial progress in project construction before the commencement of pre-sales. Generally, the local governments also require developers and property purchasers to use standard pre-sale contracts prepared under the auspices of the government. Developers are required to file all pre-sale contracts with local land bureaus and real estate administrations after entering into such contracts.

          We have a marketing and sales force of seven individuals specializing in marketing and sales. We train and use our own sales force rather than rely on outside brokers and agents for our projects. We believe our own dedicated sales representatives are better motivated to serve our customers and to control our property pricing and selling expenses.

          Our marketing and sales team work closely with each other in order to determine the appropriate advertising and selling plans for a particular project. We develop customer awareness through our marketing and promotion efforts and referrals from satisfied customers. We use these surveys to target groups of customers who share common characteristics or have common needs. Each sales representative is responsible for following through the entire sales process. By collecting feedback from our clients, we get a better understanding of our clients’ needs.

          We utilize our customer relationship management system to track customer profiles and sales to forecast future individual requirements and general demand for our products. This allows us to have real-time information on the status of individual customer transactions and the availability of product types for each project, and to anticipate the product preferences of current and future customers.

          We use various advertising media to market our property developments, including newspapers, magazines, television, radio, e-marketing and outdoor billboards. We also participate in real estate exhibitions to enhance our brand name and promote our property developments.

          Most of our customers purchase our properties using mortgage financing. Under current PRC law, the minimum down payment is 30% of the total purchase price for the purchase of the first self-use residential unit with total GFA of 90 square meters or more on all existing units and those yet to be completed, and a down payment of 20% on the first residential units for self use with total GFA of under 90 square meters. The loan-to-value of the mortgage loan is also subject to change according to the economic policies of the central and local governments and banks in China.

          A typical sales transaction in which a portion of the purchase price is financed by a mortgage loan consists of three steps. First, the customer pays a deposit to us. Within 7 days after paying the deposit, the customer will sign a purchase contract with us and make down payment to us in cash. After making the down payment, the customer arranges for a mortgage loan for the balance of the purchase price. Once the loan is approved, the mortgage loan proceeds are paid to us directly by the bank. Finally, we deliver the property to the customer. Legal title, as evidenced by a property ownership certificate issued by local land and construction bureaus, may not pass for a period of six to 12 months following delivery and acceptance.

          After-sale Services and Delivery

          We assist customers in arranging for and providing information relating to financing. We also assist our customers in various title registration procedures relating to their properties, and we have set up an ownership certificate team to assist purchasers to obtain their property ownership certificates. We offer various communication channels to customers to provide their feedback about our products or services. We also cooperate with property management companies that manage our properties and ancillary facilities, such as schools and clubhouses, to handle customer feedback.

          We endeavor to deliver the units to our customers on a timely basis. We closely monitor the progress of construction of our property projects and conduct pre-delivery property inspections to ensure timely delivery. The time frame for delivery is set out in the sale and purchase agreements entered into with our customers, and we are subject to penalty payments to the purchasers for any delay in delivery caused by us. Once a property development has been completed, has passed the requisite government inspections and is ready for delivery, we will notify our customers and hand over keys and possession of the properties.

          Quality Control

          We emphasize quality control to ensure that our buildings and residential unit meet our standards and provide high quality service. We select only experienced design and construction companies. We provide customers with warranties covering the building structure and certain fittings and facilities of our property developments in accordance with the relevant regulations. To ensure construction quality, our construction contracts contain quality warranties and penalty provisions for poor work quality. In the event of delay or poor work quality, the contractor may be required to pay pre-agreed damages under our construction contracts. Our construction contracts do not allow our contractors to subcontract or transfer their contractual arrangements with us to third parties. We typically withhold 5% to10% of the agreed construction fees for two to five years after completion of the construction as a deposit to guarantee quality, which provides us assurance for our contractors’ work quality.

          Our contractors are also subject to our quality control procedures, including examination of materials and supplies, on-site inspection and production of progress reports. We require our contractors to comply with relevant PRC laws and regulations, as well as our own standards and specifications. Despite the “turnkey” nature of the construction contracts, we closely monitor the construction work for quality, timing and cost control reasons. Our project construction management team consists of eight employees, many of whom are professionally qualified civil engineers or surveyors and are responsible for supervising and managing the construction costs, construction schedule and quality of the construction work. We set up a profile for each and every unit constructed and monitor the quality of such unit throughout its construction period until its delivery. We also employ independent surveyors to supervise the construction progress. In addition, the construction of real estate projects is regularly inspected and supervised by PRC governmental authorities.

Competition

          The real estate industry in China is highly competitive. In Shenyang City, the markets are relatively more fragmented than larger cities. We compete primarily with local and regional property developers and an increasing number of large national property developers have also started to enter these markets. Our competitors may have greater financial or other resources than us. Competitive factors include the geographical location of the projects, the types of products offered, brand recognition, price, designing and quality. Our major competitors in Shenyang City include Vanke, Heng Lung, New World China, Henderson Land and Kerry Properties.

Insurance

          We do not maintain insurance policies for properties that we have delivered to our customers, nor do we maintain insurance coverage against potential losses or damages with respect to our properties before their delivery to customers. In addition, our contractors typically do not maintain insurance coverage on our properties under construction. We believe that third-party contractors should bear liabilities from tortuous acts or other personal injuries on our project sites, and we do not maintain insurance coverage against such liabilities. There are certain types of losses, such as losses from natural disasters, terrorist attacks, construction delays and business interruptions, for which insurance is either not available or not available at a reasonable cost. We believe our practice is consistent with the customary industry practice in China.

Environmental Matters

          As a developer of property in the PRC, we are subject to various environmental laws and regulations set by the PRC national, provincial and municipal governments. These include regulations on air pollution, noise emissions, as well as water and waste discharge. We in the past have never paid any penalties associated with the breach of any such laws and regulations. Compliance with existing environmental laws and regulations has not had a material adverse effect on our financial condition and results of operations, and we do not believe it will have such an impact in the future.

          Our projects are normally required to undergo an environmental impact assessment by government-appointed third parties, and a report of such assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval and record. Approval from the environmental authorities on such report is required before we can deliver our completed work to our customers. In the past, we have not experienced any difficulties in obtaining those approvals for commencement of construction and delivery of completed projects. However, we cannot assure you that we will not experience any difficulties in the future.

Employees

          At February 28, 2009, we had 24 employees.

Facilities

          We own approximately 3,000 square feet of office space in Shenyang City, China for our corporate headquarters. We believe that our existing facilities are adequate to meet our current requirements and that suitable additional or substitute space will be available as needed to accommodate any physical expansion of our corporate and operations facilities.

Regulation

          We operate our business in China under a legal regime consisting of the National People’s Congress, State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Construction, or MOC, the Ministry of Land and Resources, or MLR, the Ministry of Commerce, or MOFCOM, National Development and Reform Commission, or NDRC, the State Administration for Industry and Commerce, or SAIC, State Administration of Foreign Exchange, or SAFE, and their respective authorized local counterparts.

Recent Government Policies

          The PRC government has announced on several occasions in recent years that its policy towards the development of the real estate industry is to promote healthy and sustainable growth, which includes encouraging the development of more low to medium priced housing. Since 2004, amidst growing concerns of overheating in the real estate industry, particularly in Tier I cities where average property prices have risen by more than 20% between 2001 to 2005, the PRC government has introduced a series of measures intended to slow growth in both property demand and supply and discourage speculation in the residential property market. These measures include the following:

Land Allocation and Real Estate Development

          In May 2005, the Ministry of Construction and other relevant Chinese government authorities jointly issued the Notice Regarding Stabilizing Property Prices, which was followed by a set of implementation measures, including:

•	the imposition of a charge on land that remains undeveloped for one year from the commencement date specified in the relevant government land grant contract;

•	the cancellation of land use rights for land that remains undeveloped for two years from the specified commencement date;

•	the revocation of approval for projects that fail to comply with relevant planning permits;

•	a ban on the grant of land use rights for the construction of villas; and

•	a restriction on the grant of land use rights for the construction of other types of luxury residential properties.

          In 2006 and 2007, further measures targeted at promoting the development of more low- and middle-end properties were introduced to regulate land supply and property development projects, including the following:

•

with effect from June 1, 2006, at least 70% of the total GFA of each urban residential property development must comprise residential units with floor area of less than 90 square meters, unless prior government approval is obtained; and

•	the tightening of regulations relating to the levy and payment of LAT, a property gains tax and the filing and reporting obligations of property developers.

Mortgage Lending and Borrowing

          Under the Circular on Strengthening the Management of Commercial Real Estate Credit Facilities introduced in 2007, with effect from September 27, 2007, the minimum down payment for any purchase of a first self-use residential property with a unit GFA of less than 90 square meters is 20% of the purchase price of the property. The minimum down payment for any purchase of first self-use residential property with a unit GFA of 90 square meters or more is 30% of the purchase price of the property. The minimum down payment for any purchase of a second or subsequent residential property was increased to 40% of the purchase price if the purchaser had obtained a bank loan to finance the purchase of his or her first property.

Property Sales

          In 2006 and 2007, additional measures were introduced to slow the increase in real property prices. For instance, a business tax was imposed in June 2006 on the proceeds from sales of residential properties occurring within five years of purchase as well as any gains from sales of residential properties that are not deemed to be non-luxury residential properties occurring after five years of purchase.

          As a result of the worldwide recession, property sales and development have been significantly reduced since the fourth quarter of 2008.

Regulation on Land

          The Law of the PRC on Land Administration, promulgated on June 25, 1986 and amended on August 28, 2004 by the Standing Committee of National People’s Congress, distinguishes between the ownership of land and the right to use land. All land in the PRC is either state-owned or collectively-owned, depending on location. Generally, land in urban areas within a city or town is state-owned, and all land in the rural areas of a city or town and all rural land, unless otherwise specified by law, is collectively-owned.

          Although all land in the PRC is owned by the governments or by the collectives, private individuals and businesses are permitted to hold, lease and develop land for a specified term without ever owning the land, the duration of which depends on the use purpose of the land. These rights to use land are termed land use rights.

          Under the Interim Regulations of the PRC on Grant and Transfer of the Right to Use State-owned Land in Urban Areas, promulgated on and effective as of May 19, 1990 by the State Council, enterprises, companies and other organizations who intend to hold, lease and develop the land, or Land Users, shall pay a premium to the government as consideration for the grant of the land use rights on terms of use prescribed by the government, and a Land User may transfer, lease and mortgage or otherwise commercially exploit the land use rights within such terms of use. The land administration authority shall enter into a contract with the Land User for grant of the land use rights. The Land User shall pay the grant premium as stipulated in the grant contract. After paying the grant premium in full, the Land User shall register with the land administration authority and obtain a land use rights certificate. The certificate evidences the acquisition of the land use rights.

          The Regulations on the Grant of State-Owned Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale, promulgated by the MLR on May 9, 2002 and effective on July 1, 2002, provides that the land for commercial use, tourism, entertainment and commodity housing development shall be granted by way of competitive bidding, public auction or listing-for-sale. The land use rights are granted to the bidder with the highest bid/tender in accordance with the terms and conditions of the bid/tender, or to the bidder who can best fullfill the comprehensive evaluation standards of the bid. The successful bidder/tender will then enter into a grant contract with the local land administration authority.

          Under the Notice of the MLR on Relevant Issues Concerning the Strengthening of Examination and Approval of Land Use in Urban Construction, issued by the MLR on September 4, 2003, land for luxury residential properties shall be strictly restricted and applications for land for building villas shall be stopped.

          Under the Urgent Notice of Further Strengthening the Administration of the Land, issued by the MLR on May 30, 2006, the land administration authority is required to rigidly implement the model contract of the state-owned land use rights grant contract and model contract of the state-owned land use rights grant supplementary agreement (for trial implementation) jointly promulgated by the MLR and SAIC. The requirements of planning, construction and land use, such as the restriction of the dwelling size, plot ratio and the time limit for commencement and completion, should be ascertained and agreed to in the land use rights grant contract.

          The Property Law of the PRC, promulgated on March 16, 2007 and effective as of October 1, 2007, further clarified land use rights in the PRC with the following rules:

•	the land use rights for residence will be automatically renewed upon expiry;

•	the car parks and garages within the building area planned for vehicle parks shall be used to meet the needs of the owners who live in the building first;

•

the construction of buildings shall abide by relevant laws and regulations with regard to the construction planning and shall not affect the ventilation of or lighting to the neighboring buildings; and

•

where the land use rights for construction use are transferred, exchanged, used as a capital contribution, donated to others or mortgaged, an application for modification registration shall be filed with the registration department.

Regulations on Establishment of a Real Estate Development Enterprise

          Pursuant to the Law of the PRC on Administration of Urban Real Estate, or Urban Real Estate Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994 and effective as of January 1, 1995, a developer is defined as “an enterprise which engages in the development and sale of real estate for the purposes of making profits.”

          Under the Regulations on Administration of Development of Urban Real Estate, or Development Regulation, promulgated by the State Council on and effective as of July 20, 1998, a real estate development enterprise must satisfy the following requirements:

•	has a registered capital of not less than RMB1 million; and

•	has four or more full time professional real estate/construction technicians and two or more full time accounting officers, each of whom shall hold the relevant qualifications.

          The Development Regulations also allow people’s governments of the provinces, autonomous regions and/or municipalities directly under the central government to impose more stringent requirements regarding the registered capital and qualifications of professional personnel of a real estate development enterprise according to the local circumstances.

          To establish a real estate development enterprise, the developer is required to apply for registration with the department of administration of industry and commerce. The developer must also report its establishment to the real estate administration authority in the location of the registration authority within 30 days upon receipt of its business license.

Regulations on Foreign Invested Real Estate Enterprise

          Under the Catalogue of Industries for Guiding Foreign Investment, promulgated on October 31, 2007 jointly by the MOFCOM and the NDRC and effective as of December 1, 2007, the development of whole land lot which shall be operated only by sino-foreign equity joint ventures or co-operative joint ventures, the construction and operation of high-end hotels, villas, premium office buildings, international conference centers and large-scale scheme parks, and the real estate intermediary services and second transaction market fall within the category under which foreign investment is restricted. The construction and operation of golf course falls within the category under which foreign investment is forbidden. The development and construction of ordinary residential properties was removed from the “encouraged” category of investments and, together with other types of real estate-related business, is not specifically mentioned in the catalogue.

Regulations on Qualifications of Developer

          Under the Rules on the Administration of Qualifications of Real Estate Developers promulgated on March 29, 2000 by the MOC and effective as of March 29, 2000, a developer shall apply for registration of its qualifications. An enterprise may not engage in the development and sale of real estate without a qualification classification certificate for real estate development.

          In accordance with the above rules, developers are classified into four classes: class I, class II, class III and class IV. A developer that passes the qualification examination will be issued a qualification certificate of the relevant class by the relevant construction authority.

          A developer of any qualification classification may only engage in the development and sale of real estate within its approved scope of business and may not engage in business of another classification. A class I developer is not restricted as to the scale of the real estate projects to be developed and may undertake real estate development projects anywhere in the country. A developer of class II or lower may undertake projects with a gross area of less than 250,000 square meters and the specific scope of business shall be as confirmed by the local construction authority.

          Under the Development Regulations, real estate administration authorities shall examine all applications for the registration of the qualifications of a developer when it reports its establishment, by considering its assets, professional personnel and business results. A developer shall only undertake real estate development projects in compliance with the approved qualification registration.

          After a newly established developer reports its establishment to the real estate administration authority, the latter shall issue a temporary Qualification Certificate to the eligible developer within 30 days of its receipt of the above report. The developer shall apply for the qualification classification by the real estate administration authority within one month before expiry of the temporary Qualification Certificate.

          We are a Class III developer.

Regulations on Development of a Real Estate Project

          Under the Urban Real Estate Law, those who have obtained the land use rights through grant must develop the land in accordance with the terms of use and within the period of commencement prescribed in the contract for the land use rights grant.

          According to the Measures on Disposing Idle Land promulgated by the MLR and enforced on April 28, 1999, with regards to the land for a real estate project which is obtained by grant and is within the scope of city planning, if the construction work has not been commenced within one year upon the commencement date as set forth in the land use rights grant contract, a surcharge on idle land equivalent to less than 20% of the grant premium may be levied; if the construction work has not been commenced within two years thereupon, the land can be confiscated without any compensation, unless the delay is caused by force majeure, or the acts of government or acts of other relevant departments under the government, or by indispensable preliminary work.

Planning of a Real Estate Project

          According to the City Planning Law of the PRC promulgated by the Standing Committee of the National People’s Congress on December 26, 1989 and effective as of April 1, 1990, city planning authorities at the county level and above are responsible for city planning in the administrative areas under their jurisdiction. The purpose and function of a real estate project within an urban area must be consistent with the city planning issued by the city planning authority.

          The Notice of the MOC on Strengthening the Planning Administration of Assignment and Transferring Right to Use State-owned Land, promulgated by the MOC on December 26, 2002, provides that after signing a land use rights grant contract, a developer shall apply for an Opinion on Construction Project’s Site Selection and a Permit for Construction Site Planning with the city planning authority. After obtaining a Permit for Construction Site Planning, a developer may commence planning and design work in accordance with the Permit for Construction Site Planning requirements and proceed to apply for a Permit for Construction Work Planning with the city planning authority.

Relocation

          Under Regulations of Administration on City Housing Demolition promulgated by the State Council on June 13, 2001 and effective as of November 1, 2001, upon obtaining approvals for a construction project, a permit for construction site planning, state-owned land use rights and a verification of deposit to compensate parties that are affected by the relocation payable by the developer by a bank, a developer may apply to the local real estate administration authorities where the real estate is located for a permit for housing demolition and removal.

          Upon granting a demolition and removal permit, the real estate administration department must issue a demolition and removal notice to the inhabitants of the area.

Construction of a Real Estate Project

          According to the Measures for the Administration of Construction Permits for Construction Projects promulgated by the MOC on October 15, 1999 and amended and effective as of July 4, 2001, after obtaining the Permit for Construction Work Planning, a developer shall apply for a Construction Permit from the relevant construction authority.

Completion of a Real Estate Project

          According to the Development Regulations and the Interim Provisions on the Acceptance Examination Upon the Completion of Construction Work and Municipal Infrastructure promulgated on June 30, 2000 by the MOC and effective as of June 30, 2000, and the Interim Measures for Reporting Details Regarding Acceptance Examination Upon Completion of Construction Work and Municipal Infrastructure promulgated on April 7, 2000 by the MOC and effective as of April 7, 2000, a real estate project must comply with the relevant laws and other regulations, requirements on construction quality, safety standards and technical guidance on survey, design and construction work, as well as provisions of the relevant construction contract. After the completion of works for a project, the developer shall apply for an acceptance examination to the construction authority and shall also report details of the acceptance examination to the construction authority. A real estate development project may only be delivered after passing the acceptance examination.

MANAGEMENT

Executive Officers and Directors

          The names, ages and positions of our directors and executive officers are as follows:

Name	Age	Position

Gordon G.E. Wang	47	Chairman of the Board of
		Directors and Chief
		Executive Officer

Jin You	51	Director and Vice Chairman
		of the Board

Danning Wang	52	Director and Secretary of the Board

Di Wu	34	Director and Chief Financial Officer

Andy Chu	37	Director

Xin Wang	28	Vice President

Wei Wang	42	Vice President

Changan Kan	55	Vice President

          A description of the business experience and present position of each director and executive officer is provided below:

          Gordon G.E. Wang has been our Chairman of the Board of Directors and our Chief Executive Officer since 2006. From 1999 to present, Mr. Wang has served as President and Vice President for CPC International Investment Inc. in the Asia Pacific and PRC areas. He has also served as President of New Life Corp. and as CEO for Gordon F Z Corp. Mr. Wang has extensive experience in corporate finance and capital markets operations.

          Jin You has been our Director and Vice Chairman and Director since January 2008. Prior to joining us, Mr. You served as Chairman of Board of Directors in Liaoning Jinge Real Estate Co. in 2004 and Chairman of Board of Directors in Shenyang Jinlong Building Co. from 1990 to 2003. Ms. You also served as General Manager and Supervisor in Shenyang Jinbei Automobile Battery factory and Shenyang Jinbei Automobile Co.

          Danning Wang has been a Director and Vice Chairman of the Board of Directors since May 2006. Prior to joining us, she served as Director and Vice President of Liaoning Guobin Group and Liaoning Weishili Food Co. Ms. Wang obtained her bachelor’s degree in Chinese, and she has over 20 years working experience in management in both domestic and foreign companies.

          Di Wu has been a Director and Chief Financial Officer since May 2008. Prior to joining us, Mr. Wu served as Assistant to Vice Chairman for Global Transaction Banking & Corporate Banking Coverage China at Deutsche Bank AG Shanghai Branch. He also served as National Account Manager for Nextar Inc. which is based in California USA and an accountant in US Consulate General in Shenyang, Mr. Wu obtained a master degree in Business Administration from New York State University at Binghamton in 2004 and a bachelor’s degree in foreign trade from Liaoning Institute of Technology in 1997. Mr. Wu is responsible for capital operation and financial management.

          Andrew Chu joined us as a Director in 2007. Since 1997, Mr. Chu has served as Chief Financial Officer for CPC International Investment Inc., which specializes in corporate financial consulting for Asian companies. From 1994 to 1997, Mr. Chu served as the Chief Financial Officer of ProtoSource Corporation, a Nasdaq-traded company.

          Xin Wang has been our Vice President since April 2008. Mr. Wang has worked in the Central People’s Broadcasting Station and Beijing Aptech Beida Jade Bird Information Technology Co. He also has served as Secretary of the Executive Vice Chairman of CPPCC (Chinese People’s Political Consultative Committee) in terms of foreign affairs. Mr. Wang received a master degree in advertising from the University of Ulster in the UK in 2004 and a bachelor degree in Diplomacy from Beijing Foreign Studies University in 2003. Mr. Wang is responsible for liaison and news publishing.

          Wei Wang has been our Vice President since May 2008. She has served as Deputy General Manager in Liaoning Sunny Valley Manor Grape Wine Co., Ltd and Deputy General Manager in Liaoning Branch of ZHONGZHUN Certified Public Accountant Co., Ltd in 2007. Ms. Wang has also served as Director in Liaoning Tinwha Certified Public Accountant Co., Ltd and Accountant in Shenyang Heavy Equipment for Mine Group Co., Ltd. Ms. Wang has obtained a master degree in Business Administration from Macao College of Science and Technology in 2007. Ms. Wang is responsible for auditing and financial management.

          Changan Kan has been our Vice President since August 2008. He has served as Deputy Director in Liaoning Tourism Administration Bureau. Mr. Kan has also served as Assistant Secretary General of Shenyang Supply and Marketing Cooperative and General Manager of Shenyang Local Product Procurement and Wholesale Department. Mr. Kan obtained bachelor degree in Commerce and Enterprise Management from Harbin University of Commerce in 1983. Mr. Kan is responsible for liaison, advertising and planning.

Executive Compensation

          We do not have employment agreements with any of our executive officers. No executive officer receives an annual salary in excess of $100,000. We do not have key person life insurance on the lives of any of our executive officers.

Director Compensation

          Our non-employee directors do not currently receive compensation for their services as directors although they are provided reimbursement for out-of-pocket expenses incurred in attending Board meetings. We may pay cash and stock-based compensation to our directors in the future.

Summary Compensation

          Since our inception in August 2006, no officer or director has received annual compensation in excess of $100,000.

Equity Incentive Plan

          We intend to adopt an equity incentive plan, which we refer to as our Plan, which will provide for the grant of options intended to qualify as “incentive stock options” and “non-statutory stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, together with the grant of bonus stock and stock appreciation rights, at the discretion of our Board of Directors. Incentive stock options are issuable only to our eligible officers, directors and key employees. Non-statutory stock options are issuable only to our non-employee directors and consultants. We have not determined the aggregate maximum number of shares of common stock or appreciation rights that may be issued under the Plan. The Plan will be administered by our full Board of Directors. Under the Plan, the Board will determine which individuals shall receive options, grants or stock appreciation rights, the time period during which the rights may be exercised, the number of shares of common stock that may be purchased under the rights and the option price.

          With respect to stock options, the per share exercise price of the common stock may not be less than the fair market value of the common stock on the date the option is granted. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option, more than 10% of the total combined voting power of all classes of our stock is eligible to receive incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option on the date of grant. The option price for non-statutory options will be established by the Board and may not be less than 100% of the fair market value of the common stock subject to the option on the date of grant.

          No options may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option may only be exercisable by the optionee. Options may be exercised only if the option holder remains continuously associated with us from the date of grant to the date of exercise, unless extended under the Plan grant. Options under the Plan must be granted within ten years from the effective date of the Plan and the exercise date of an option cannot be later than five years from the date of grant. Any options that expire unexercised or that terminate upon an optionee’s ceasing to be employed by us become available once again for issuance. Shares issued upon exercise of an option rank equally with other shares then outstanding.

Liability and Indemnification of Officers and Directors

          Our Articles of Incorporation provide that liability of directors to us for monetary damages is eliminated to the full extent provided by Colorado law. Under Colorado law, a director is not personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for authorizing the unlawful payment of a dividend or other distribution on our capital stock or the unlawful purchases of our capital stock; (iv) a violation of Colorado law with respect to conflicts of interest by directors; or (v) for any transaction from which the director derived any improper personal benefit.

          The effect of this provision in our Articles of Incorporation is to eliminate our rights and our stockholders’ rights (through stockholders’ derivative suits) to recover monetary damages from a director for breach of the fiduciary duty of care as a director (including any breach resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (v) above. This provision does not limit or eliminate our rights or the rights of our security holders to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care or any liability for violation of the federal securities laws.

          Insofar as indemnification for liabilities arising under the Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS AND
BENEFICIAL OWNERS OF GREATER THAN 5% OF OUR COMMON STOCK

          As of the date of this prospectus, there are 23,144,500 shares of common stock outstanding. The following table sets forth certain information regarding the beneficial ownership of the outstanding shares as of the date of this prospectus by (i) each person who is known by us to own beneficially more than 5% of our outstanding common stock; (ii) each of our executive officers and directors; and (iii) all of our executive officers and directors as a group. Except as otherwise indicated, each such person has investment and voting power with respect to such shares, subject to community property laws where applicable. The address of our executive officers and directors is in care of us at No. 9 Tuanjie Road, Shenyang, Liaoning Province, 110013 PRC.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage Beneficially Owned

Gordon G.E. Wang	4,000,000	17.3%
Danning Wang	-0-	0.0%
Di Wu	-0-	0.0%
Andy Chu	4,000,000	17.3%
Wei Wang	-0-	0.0%
Gary Agron	4,004,500	17.3%
Jin You	4,000,000	17.3%
Jiajun You	3,000,000	13.0%
Xiulan Xu	1,420,000	6.1%
Shuangmei Yi	2,000,000	8.7%
All executive officers and directors as a group (7 persons)	12,000,000	51.85%

SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

          We have outstanding 23,144,500 shares of common stock. We are registering by this prospectus an aggregate of 7,434,500 shares of common stock. The following table sets forth the names of the selling stockholders, the number of shares of our common stock and warrants held by each selling stockholder and certain other information. The selling stockholders listed below are offering for sale all shares listed following their names. None of the selling stockholders is required to sell any of their shares at any time.

          The shares may be offered from time to time by the selling stockholders. Since the selling stockholders may sell all or part of the shares of common stock offered in this prospectus, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of this offering.

          None of our selling stockholders except Messrs. Wang, Chu and Agron are officers, directors or 10% or greater stockholders. None of our selling stockholders are broker-dealers or affiliates of broker-dealers, and none of the selling stockholders has or had any material relationship with us.

Name of Stockholder	Shares Of Common Stock Owned	Percentage of Outstanding Common Stock Owned	Shares of Common Stock Offered For Sale	Percentage of Common Stock Owned After Sale

HELENE ABRAHAMS	50	0.00%	50	0.00%
MARSHALL ABRAHAMS	50	0.00%	50	0.00%
GARY AGRON	4000000	17.28%	2000000	8.64%
JANICE PUDER AGRON	4500	0.02%	4500	0.00%
ELAINE ASARCH	50	0.00%	50	0.00%
RICHARD ASARCH	50	0.00%	50	0.00%
ASIAN PACIFIC INDUSTRIES LTD	50	0.00%	50	0.00%
BRENDA S BAGG	50	0.00%	50	0.00%
GERALD A BAGG	50	0.00%	50	0.00%
DOUGLAS C BALL	50	0.00%	50	0.00%
MILTON H BARBAROSH	50	0.00%	50	0.00%
RICKI BARBAROSH	50	0.00%	50	0.00%
JAMES D BEATTY	50	0.00%	50	0.00%
SUSAN ELLIOT BEATTY	50	0.00%	50	0.00%
CARYLYN K. BELL	50	0.00%	50	0.00%
J DANIEL BELL	50	0.00%	50	0.00%
GERALD M BERENSTEIN	50	0.00%	50	0.00%
KATHY BERENSTEIN	50	0.00%	50	0.00%
ANDREW N BERNSTEIN	50	0.00%	50	0.00%
BARBARA V BERNSTEIN	50	0.00%	50	0.00%
MITCHELL H BERNSTEIN	50	0.00%	50	0.00%
ANGELA BORTOLUZZI	50	0.00%	50	0.00%
EUGENE BORTOLUZZI	50	0.00%	50	0.00%
BRUCE W BREITWEISER	50	0.00%	50	0.00%
JEANNIE W BREITWEISER	50	0.00%	50	0.00%
ARNA K CAMPBELL	50	0.00%	50	0.00%

ROGER R CAMPBELL	50	0.00%	50	0.00%
CAPITAL GENERAL CORPORATION LIMITED	50	0.00%	50	0.00%
ROBERT CARRIER	50	0.00%	50	0.00%
JOHN E CATHCART	50	0.00%	50	0.00%
KI WAI CHAN	50	0.00%	50	0.00%
TING SUN CHANG	50	0.00%	50	0.00%
BARBARA F CHAPMAN	50	0.00%	50	0.00%
JAY H CHAPMAN	50	0.00%	50	0.00%
JIANSI CHEN	50	0.00%	50	0.00%
ANDREW CHU	50	0.00%	50	0.00%
ANDY CHU	4000000	17.28%	2000000	8.64%
KWOK FU CHU	50	0.00%	50	0.00%
YIN KAM CHU	50	0.00%	50	0.00%
NAOMI R. COHN	50	0.00%	50	0.00%
DAVID L COLE	50	0.00%	50	0.00%
RENNEI K COLEMAN	50	0.00%	50	0.00%
ROBERT J COLEMAN	50	0.00%	50	0.00%
COLLEEN A KEOGH	50	0.00%	50	0.00%
JACK R DAUGHERTY	50	0.00%	50	0.00%
SHELLEY F DAUGHERTY	50	0.00%	50	0.00%
JOSEPH F DEMEO	50	0.00%	50	0.00%
MARY JEAN DEMEO	50	0.00%	50	0.00%
ERNEST DUFRESNE	50	0.00%	50	0.00%
ELLIOTT LIVING TRUST STD 12 29 95	50	0.00%	50	0.00%
JOANNE ERNSTEN	50	0.00%	50	0.00%
HEATHER EVANS	50	0.00%	50	0.00%
H THOMAS FEHN	50	0.00%	50	0.00%
MONICA R FEHN	50	0.00%	50	0.00%
JOHN E FITZPATRICK	50	0.00%	50	0.00%
SUZANNE FITZPATRICK	50	0.00%	50	0.00%
FIVE OAKS INVESTMENT CORPORATION	50	0.00%	50	0.00%
WAYNE FLETCHER	50	0.00%	50	0.00%
HENRY FONG	50	0.00%	50	0.00%
CAROLYN FONG	50	0.00%	50	0.00%
CHRIS FREEMAN	50	0.00%	50	0.00%
MARIA FREEMAN	50	0.00%	50	0.00%
JEFFREY FRIELDAND	50	0.00%	50	0.00%
PENELOPE S GALLAGHER	50	0.00%	50	0.00%
WILLIAM J GALLAGHER	50	0.00%	50	0.00%
ANTHONY P GARGIULO	50	0.00%	50	0.00%
MARCIA A GARGIULO	50	0.00%	50	0.00%
GARY E. KEOGH	50	0.00%	50	0.00%
JUDITH H GELLER	50	0.00%	50	0.00%
RICHARD A GELLER	50	0.00%	50	0.00%
KIMBERLY K GOLLEHON	50	0.00%	50	0.00%
RONALD D GOLLEHON	50	0.00%	50	0.00%
WENDY AVRA GORDON	50	0.00%	50	0.00%

ZACHARY T GORDON	50	0.00%	50	0.00%
CARYLJO M GREENBLATT	50	0.00%	50	0.00%
PHILL D GREENBLATT	50	0.00%	50	0.00%
IAN GUNN	50	0.00%	50	0.00%
MICHELE GUNN	50	0.00%	50	0.00%
GARY GUTTERMAN	50	0.00%	50	0.00%
SHEILA M GUTTERMAN	50	0.00%	50	0.00%
HARRIS TRUST DTD 8 22 94	50	0.00%	50	0.00%
DEBORAH HATTOY-LONDELIUS	50	0.00%	50	0.00%
JOHN HICKEY	50	0.00%	50	0.00%
MARSHA HILLHOUSE	50	0.00%	50	0.00%
MATTHEW HILLHOUSE	50	0.00%	50	0.00%
ANNE MARIE JANSSENS-LENS	50	0.00%	50	0.00%
PAUL F JANSSENS-LENS	50	0.00%	50	0.00%
YOU JIN	4000000	17.28%	0	17.28%
JOHN EPERT FAMILY TRUST	50	0.00%	50	0.00%
LEYS JOHNSTON-KOYLE	50	0.00%	50	0.00%
LIU JUN	510000	2.20%	0	2.20%
YOU JIA JUN	3000000	12.96%	0	12.96%
JEFFREY E KAHLER	50	0.00%	50	0.00%
JOSHUA S KANTER	50	0.00%	50	0.00%
LINDA B KAUFMANN	50	0.00%	50	0.00%
THOMAS A. KAUFMANN	50	0.00%	50	0.00%
BRIAN J KELLEY	50	0.00%	50	0.00%
JACK D KELLEY	50	0.00%	50	0.00%
JANE A KELLEY	50	0.00%	50	0.00%
TERESA M KELLEY	50	0.00%	50	0.00%
MARY KILGORE	50	0.00%	50	0.00%
RAYMOND KILGORE	50	0.00%	50	0.00%
CYNTHIA KIRBY	50	0.00%	50	0.00%
GERALD KIRBY	50	0.00%	50	0.00%
LISA A KIRBY	50	0.00%	50	0.00%
MICHAEL KIRBY	50	0.00%	50	0.00%
MICHAEL KLEINMAN	50	0.00%	50	0.00%
WILLIAM KOYLE	50	0.00%	50	0.00%
JANET A KRITZER	50	0.00%	50	0.00%
STUART A KRITZER	50	0.00%	50	0.00%
DAVE LAGESCHULTE	50	0.00%	50	0.00%
XU XIU LAN	1420000	6.14%	1420000	0.00%
NOEL LANGDON	50	0.00%	50	0.00%
MRS NOEL LANGDON	50	0.00%	50	0.00%
BERNARD LAURENT	50	0.00%	50	0.00%
CORINNE LAURENT	50	0.00%	50	0.00%
JILL A LEE	50	0.00%	50	0.00%
HERBERT I. LEE	50	0.00%	50	0.00%
ALAN J LEVIN DDS	50	0.00%	50	0.00%
CYNTHIA L LEVIN	50	0.00%	50	0.00%
LIU WAN LI	200000	0.86%	0	0.86%
JOHN T LISENBY	50	0.00%	50	0.00%

MARY JANE LISENBY	50	0.00%	50	0.00%
JOHN LONDELIUS	50	0.00%	50	0.00%
PATRICIA LORENZ	50	0.00%	50	0.00%
CHI TING LUI	50	0.00%	50	0.00%
LUEN HING LUI	50	0.00%	50	0.00%
MICHAEL LUPYNEC	50	0.00%	50	0.00%
STEPHANIE LUPYNEC	50	0.00%	50	0.00%
NEIL G. MACEY	50	0.00%	50	0.00%
SHARON MARKS	50	0.00%	50	0.00%
STANLEY MARKS	50	0.00%	50	0.00%
DAVID K MARSHALL	50	0.00%	50	0.00%
JANET M MARSHALL	50	0.00%	50	0.00%
JESSIE MATHIS	50	0.00%	50	0.00%
YI SHUANG MEI	2000000	8.64%	0	8.64%
DON E MONTAGUE	50	0.00%	50	0.00%
GARY A. MOSKO	50	0.00%	50	0.00%
PAULA L. MOSKO	50	0.00%	50	0.00%
RUTH E NEADEAU	50	0.00%	50	0.00%
JEANE HAYS NERLINO	50	0.00%	50	0.00%
VINCENT NERLINO	50	0.00%	50	0.00%
PAUL NEWLAND	50	0.00%	50	0.00%
PO MING NG	50	0.00%	50	0.00%
GERTRUDE R. NITTLER	50	0.00%	50	0.00%
ROGER J. NITTLER	50	0.00%	50	0.00%
NORAMINTER HOLDINGS LIMITED	50	0.00%	50	0.00%
KURT OHLSON	50	0.00%	50	0.00%
TAM OHLSON	50	0.00%	50	0.00%
868982 ONTARIO INC	50	0.00%	50	0.00%
932027 ONTARIO INC	50	0.00%	50	0.00%
CAROL R. PADERSKI	50	0.00%	50	0.00%
DAVID R. PADERSKI	50	0.00%	50	0.00%
FONG NEI PAK	50	0.00%	50	0.00%
C.K.C. PARTNERS	50	0.00%	50	0.00%
STUART W PATTISON	50	0.00%	50	0.00%
GARY B. PETERSON	50	0.00%	50	0.00%
GORDON E PETERSON	50	0.00%	50	0.00%
DANA L. PHILLIPS	50	0.00%	50	0.00%
RAMON D. PHILLIPS	50	0.00%	50	0.00%
C.R. PLAXTON	50	0.00%	50	0.00%
GAIL E PLOEN	50	0.00%	50	0.00%
JEFF P PLOEN	50	0.00%	50	0.00%
ANNETTE PLUSS	50	0.00%	50	0.00%
RICHARD G. PLUSS	50	0.00%	50	0.00%
JEFFREY B PREITAUER	50	0.00%	50	0.00%
MICHELLE PREITAUER	50	0.00%	50	0.00%
GREG PUSEY	50	0.00%	50	0.00%
JILL PUSEY	50	0.00%	50	0.00%
ADAM RADLEY	50	0.00%	50	0.00%
PAMELA S RANDALL	50	0.00%	50	0.00%

RICHARD RANDALL	50	0.00%	50	0.00%
GISELA RATCLIFF	50	0.00%	50	0.00%
RICHARD RATCLIFF	50	0.00%	50	0.00%
DEBRA S RHOADS	50	0.00%	50	0.00%
MITCHEL E RHOADS	50	0.00%	50	0.00%
AJ ROBBINS	50	0.00%	50	0.00%
BARBARA J. ROBBINS	50	0.00%	50	0.00%
JOHN ROBERTSON	50	0.00%	50	0.00%
SHANE G RODGERS	50	0.00%	50	0.00%
DANIELLE L. ROSENDAHL	50	0.00%	50	0.00%
STEVEN F. ROSENDAHL	50	0.00%	50	0.00%
LEN ROTHSTEIN	50	0.00%	50	0.00%
DAN RUDDEN	50	0.00%	50	0.00%
PEG RUDDEN	50	0.00%	50	0.00%
MARTHA H RUDMAN	50	0.00%	50	0.00%
RONALD L RUDMAN	50	0.00%	50	0.00%
BARRY SCHECHTER	50	0.00%	50	0.00%
SUZANNE SCHECHTER	50	0.00%	50	0.00%
JOHN W SCHERER	50	0.00%	50	0.00%
EDWARD SCHLAUCH	50	0.00%	50	0.00%
JANICE SCHNEIDER	50	0.00%	50	0.00%
RICHARD SCHNEIDER	50	0.00%	50	0.00%
CHESTER P. SCHWARTZ	50	0.00%	50	0.00%
LOUISE S. SCHWARTZ	50	0.00%	50	0.00%
ADELE A SEGER	50	0.00%	50	0.00%
CHAD SEGER	50	0.00%	50	0.00%
SHANEKO INVESTMENT CORPORATION	50	0.00%	50	0.00%
JEANETTE I. SHAW	50	0.00%	50	0.00%
JERRY L. SHAW	50	0.00%	50	0.00%
DOUGLAS SHIELDS	50	0.00%	50	0.00%
MARY D. SILLECK	50	0.00%	50	0.00%
R. HAYDEN SILLECK	50	0.00%	50	0.00%
BEVERLE A SKUFCA	50	0.00%	50	0.00%
WILLIAM SKUFCA	50	0.00%	50	0.00%
MARTHA SUE SLOVEN	50	0.00%	50	0.00%
SAM S. SLOVEN	50	0.00%	50	0.00%
SNOFLAKE LIMITED	50	0.00%	50	0.00%
STEWART SOMERS	50	0.00%	50	0.00%
GORDON GE WANG	4000000	17.28%	2000000	8.64%

          In the event that we permit or cause this prospectus to lapse, the selling stockholders may only sell shares of our common stock pursuant to Rule 144 under the Securities Act of 1933. The selling stockholders will have the sole and absolute discretion not to accept any purchase offer or make any sale of these shares of our common stock if they deem the purchase price to be unsatisfactory at any particular time.

          The selling stockholders may also sell these shares of our common stock directly to market makers and/or broker-dealers acting as agents for their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of these shares of our common stock for whom such broker-dealers may act as agents. As to a particular broker-dealer, this compensation might be in excess of customary commissions. Market makers and block purchasers purchasing these shares of our common stock may do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of our common stock in block transactions to market makers or other purchasers at a price per share which may be below the prevailing market price of our common stock. There can be no assurance that all or any of these shares of our common stock offered hereby will be issued to, or sold by, the selling stockholders. Upon effecting the sale of any of these shares of our common stock offered under this prospectus, the selling stockholders and any brokers, dealers or agents, hereby, may be deemed “underwriters” as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

          Alternatively, the selling stockholders may sell all or any part of the shares of our common stock offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter, and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into an agreement or agreements with an underwriter, then the relevant details will be set forth in a supplement or revision to this prospectus.

          The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of these shares of our common stock by, the selling stockholders. Furthermore, pursuant to Regulation M, a person engaged in a distribution of securities is prohibited from bidding for, purchasing or attempting to induce any person to bid for or purchase our securities for a period beginning five business days prior to the date of this prospectus until such person is no longer a selling stockholder. These regulations may affect the marketability of these shares of our common stock.

          We will pay substantially all of the expenses incident to the registration and offering of our common stock, other than commissions or discounts of underwriters, broker-dealers or agents.

RELATED PARTY AND OTHER MATERIAL TRANSACTIONS

          Our major shareholder, Jin You, borrowed from us $1,033,870 and $9,101,963 at the end of 2008 and 2007 respectively. The loan is unsecured and bears no interests and has no fixed repayment date. In 2008, $8,540,450 of the loan was repaid to us. At December 31, 2008 Jin You owed us $1,033,870.

DESCRIPTION OF CAPITAL STOCK

General

          We are authorized to issue 150,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share.

Common Stock

          Currently, there are 23,144,500 shares of common stock outstanding. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. There is no right to cumulate votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available therefore subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities.

Preferred Stock

          We are authorized to issue 10,000,000 shares of preferred stock in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our Board of Directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. No shares of preferred stock have been issued.

Dividends

          We do not intend to pay dividends on our capital stock in the foreseeable future.

Transfer Agent

          Corporate Stock Transfer, Inc., Denver, Colorado, is our transfer agent.

SHARES ELIGIBLE FOR FUTURE SALE

          We have 23,144,500 shares of common stock outstanding, of which 7,434,500 shares of common stock are being registered hereby. The remaining 15,710,000 shares are restricted shares but are eligible for sale at any time under Rule 144 promulgated under the Securities Act of 1933, as amended.

          In general, under Rule 144 as modified on February 15, 2008, a person who owns shares that were purchased from us, or any affiliate, at least six months previously and who is not an officer, director or 10% or greater stockholder of our company (a “non-affiliate”), is entitled to sell all or any portion of such shares under Rule 144 so long as we have filed all required SEC reports and continue to do so while the shares are offered for sale. After one year from purchase, the shares may be sold by a non-affiliate regardless of whether we have filed all required SEC reports. Our affiliates may also sell their shares under Rule 144 after they have been held for six months or more in an amount not to exceed:

•	1% of the then outstanding shares of our common stock; or

•	The average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

          Future sales of restricted common stock under Rule 144 or otherwise or of the shares which we are registering under this prospectus could negatively impact the market price of our common stock. We are unable to estimate the number of shares that may be sold in the future by our existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock by existing stockholders could adversely affect prevailing market prices.

EXPERTS

          Our audited financial statements included in this prospectus for the period ended December 31, 2008, have been included in reliance on the report of Bagell, Josephs, Levine & Company, L.L.C, an independent registered public accounting firm, given on the authority of this firm as experts in accounting and auditing.

LEGAL MATTERS

          The validity of the common stock offered hereby will be passed upon for us by the Law Office of Gary A. Agron, Greenwood Village, Colorado. Mr. Agron owns 4,004,500 shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to our company and our common stock offered hereby, reference is made to the registration statement and the exhibits filed as part of the registration statement. We are also required to file periodic reports with the Securities and Exchange Commission, including quarterly reports, annual reports which include our audited financial statements and proxy statements, and we provide our annual reports, including audited financial statements and proxy statements, to our stockholders. The registration statement, including exhibits thereto, and all of our periodic reports may be inspected without charge at the Securities and Exchange Commission’s principal office in Washington, DC, and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549. You may obtain additional information regarding the operation of the Public Reference Section by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a website which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address: http://www.sec.gov.

ZHENGHE REAL ESTATE INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 & 2007

ZHENGHE REAL ESTATE INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of
Zhenghe Real Estate Inc.

We have audited the accompanying consolidated balance sheets of Zhenghe Real Estate Inc. as of December 31, 2008 and 2007 and the related consolidated statements of operations and other comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2008. Zhenghe Real Estate Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zhenghe Real Estate Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Bagell Josephs, Levine & Company, LLC
Bagell Josephs, Levine & Company, LLC
Marlton, New Jersey

February 25, 2009

ZHENGHE REAL ESTATE, INC.
Consolidated Balance Sheets
As of December 31, 2008 and 2007

	2008	2007

ASSETS

Current Assets
Cash and cash equivalent	$12,584,784	$191,138
Accounts receivable	347,213	—
Other receivables	3,296,860	2,902,637
Loan to shareholder	1,033,870	9,101,963
Inventory	1,621,857	1,053,768
Prepaid expenses	694,712	579,293
Total current assets	19,579,296	13,828,799

Property and equipment
Machinery and equipment	6,354	5,943
Vehicles	878,700	152,634
	885,054	158,577
Less: accumulated depreciation	(177,504)	(113,011)
Property and equipment, net	707,550	45,566

Total assets	$20,286,845	$13,874,365
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Loan Payable - current portion	$12,000,000	$—
Accounts payable	504,868	1,962,413
Customer deposits	29,315	490,367
Taxes payable	121,306	185,876
Accrued expenses	69,745	9,450
Total current liabilities	12,725,234	2,648,106

Stockholders' equity
Preferred Stock, no par value
10,000,000 shares authorized,
-0- shares issued and outstanding
as of December 31, 2008 and 2007	—	—
Common Stock, no par value
150,000,000 shares authorized,
24,144,500 shares issued and 23,144,500
shares outstanding as of December 31, 2008,
24,140,000 shares issued and outstanding
as of December 31, 2007	—	—
Additional paid-in capital	6,283,724	6,282,583
Accumulated other comprehensive income	2,176,893	1,229,566
Retained earnings	1,100,994	3,714,110
Treasury Stock	(2,000,000)	—
Total stockholders' equity	7,561,611	11,226,259

Total liabilities and
stockholders' equity	$20,286,845	$13,874,365

The accompanying notes are an integral part of these consolidated financial statements.

ZHENGHE REAL ESTATE, INC.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2008 and 2007

	Preferred stock no par value		Common stock no par value		Additional paid-in	Treasury	Other comprehensive	Retained
	Shares	Amount	Shares	Amount	capital	stock	income	earnings	Total
Balance at January 1, 2007	—	$—	24,140,000	$—	$6,282,583	$—	$524,649	$2,620,891	$9,428,123

Net loss for the year								1,093,219	1,093,219
Foreign currency translation gain							704,917		704,917

Balance at December 31, 2007	—	$—	24,140,000	$—	$6,282,583	$—	$1,229,566	$3,714,110	$11,226,259

Common stock issued			4,500	—	1,000				1,000
Additional paid-in capital				—	141				141
Common stock repurchased			(1,000,000)			(2,000,000)			(2,000,000)
Net loss for the year								(2,613,116)	(2,613,116)
Foreign currency translation gain							947,327		947,327

Balance at December 31, 2008	—	$—	23,144,500	$—	$6,283,724	$(2,000,000)	$2,176,893	$1,100,994	$7,561,611

The accompanying notes are an integral part of these consolidated financial statements.

ZHENGHE REAL ESTATE, INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2008 and 2007

	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,613,116)	$1,093,219
Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities
Depreciation	55,647	30,587
Amortization of consulting expenses	1,000	—
(Increase) decrease in:
Accounts receivable	(340,927)	—
Other receivables	(189,866)	(2,720,125)
Inventory	(486,206)	2,189,452
Prepaid expenses	(73,969)	177,746
Increase (decrease) in:
Accounts payable	(1,514,399)	422,633
Customer deposit	(486,022)	(73,468)
Taxes payable	(76,030)	104,706
Accrued Expense	10,715	(1,028)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(5,713,175)	1,223,722

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(702,550)	(1,900)
(Loan to) repayment from shareholder	8,540,450	(1,051,340)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	7,837,899	(1,053,240)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debenture loan	12,000,000	—
Additional paid-in capital	141	—
Repurchase of common stock	(2,000,000)	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	10,000,141	—

EFFECT OF EXCHANGE RATE CHANGE ON CASH & CASH EQUIVALENTS	268,781	8,112

NET INCREASE IN CASH	12,393,646	178,594

CASH AT BEGINNING OF YEAR	191,138	12,544

CASH AT END OF YEAR	$12,584,784	$191,138

SUPPLEMENTAL DISCLOSURES

Income taxes paid	$109,120	$182,665
Interest paid	$1,000,000	$—

Non-Cash Investing and Financing Activities
Stocks issued for consulting services	$1,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

ZHENGHE REAL ESTATE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

1.	Basis of Presentation and Organization

Zhenghe Real Estate, Inc., formerly known as Kona Enterprise Inc. (hereinafter, “the Company”), is a company incorporated in November 1996 under the laws of the State of Colorado, the United States of America.

On May 8, 2007, the Company issued 10,000,000 shares to exchange for 100% interest of Liaoning Jin Ge Real Estate Inc. (“Jinge”), a company organized under the law of Liaoning, China on March 17, 2003.

The transactions were accounted for under purchase method. Since the Company and Jinge are both under common control of a same majority shareholder, the consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the aforementioned contractual arrangements with the Company and Jinge had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

In March 2008, the Company started a wholly-owned subsidiary Asia Will Holdings Ltd. (“Asia Will”) under the law of Hong Kong, China.

In April 2008, the Company started a wholly-owned subsidiary Zhenghe (Shenyang) Real Estate Co., Ltd. (“Zhenghe Shenyang”) under the law of Liaoning, China with the registered capital in amount of US$8,000,000.

The Company has not had any transactions or operations of its own as of today. Instead, all of its operations were carried out through Jinge and Zhenghe Shenyang, which are engaged in the business of real estate development, primarily in the construction and sale of residential apartments, carparks as well as commercial properties.

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

2.	Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provision necessary for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

ZHENGHE REAL ESTATE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

2.	Summary of Significant Accounting Policies (Continued)

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company, Zhenghe Real Estate Inc., and its wholly owned subsidiaries Jinge, Zhenghe Shenyang and Asia Will. All significant inter-company balances and transactions are eliminated in consolidation.

Cash and cash equivalents

For the purpose of preparing statement of cash flows, the Company considers cash in operating bank accounts and cash on hand as cash and cash equivalents.

Accounts receivable

Accounts receivable, consisting of balances due from customers for the sale of residential units in the PRC, are reviewed periodically as to whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2008, the balance of accounts receivable was $347,213. There were no account receivables balances and allowance for doubtful accounts as of December 31, 2007.

Other receivables

Other receivables consist of various cash advances to unrelated companies with which the Company has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2008 and 2007, there were no allowances for doubtful accounts.

Inventory

Inventory consists of finished residential and commercial unit sites as well as residential and commercial unit sites under development. The Company purchases the land use right for the residential unit sites with various terms from the PRC. Inventories are stated at the lower of cost or fair value; cost being determined by use of the actual cost method. Expenditures for land development, including cost of land use rights, deed tax, pre-development costs, engineering costs, are capitalized and allocated to development projects by the specific identification method. Management evaluates the recoverability of its real estate developments taking into account of several factors including, but not limited to, management’s plans for future operations, prevailing market prices for similar properties and projected cash flows. There were no impairment losses recognized for the years ended December 31, 2008 and 2007.

ZHENGHE REAL ESTATE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

2.	Summary of Significant Accounting Policies (Continued)

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises of its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the year in which it is incurred.

In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performances, the expenditure is capitalized as an additional cost of the asset.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, less any estimated residual value. Estimated useful lives of the assets are as follows:

Buildings	20 years
Vehicles	5 years
Machinery and equipment	3 years
Furniture and Fixture	5 years

Any gain or loss on disposal or retirement of a fixed asset is recognized in the profit and loss account and is the difference between the net sales proceeds and the carrying amount of the relevant asset. When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

Impairment of long-lived assets

Long-lived assets and identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected future cash flow from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized and measured using the asset’s fair value.

ZHENGHE REAL ESTATE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

2.	Summary of Significant Accounting Policies (Continued)

Customer deposits

Customer deposits consist of amounts received from customers in advance relating to the sale of residential units in the PRC. In the PRC, customers will generally obtain permanent financing for the purchase of their residential unit prior to the completion of the project. The lending institution will provide the funding to the Company upon the completion of the financing rather than the completion of the project. The Company receives these funds and recognizes them as a current liability until the revenue can be recognized.

Revenue recognition

Real estate sales are reported in accordance with the provisions of SFAS No. 66, “Accounting for Sales of Real Estate”.

Revenue from the sales of development properties where the construction period is 12 months or less is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to or possession of the property are transferred to the buyer. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. Further, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, is not subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Revenue and profit from the sale of development properties where the construction period is more than 12 months is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

a.	Construction is beyond a preliminary stage.

b.	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.

c.	Sufficient units have already been sold to assure that the entire property will not revert to rental property.

d.	Sales prices are collectible.

e.	Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as deposits until the criteria are met and/or the sale consummated.

Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under Property under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2008 and 2007, the amounts received from customers in excess of revenue recognized was USD$29,315 and USD$490,367, respectively. Any losses incurred or identified on real estate transaction are recognized in the period in which the transaction occurs.

ZHENGHE REAL ESTATE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

2.	Summary of Significant Accounting Policies (Continued)

Advertising costs

The Company recognizes advertising expense when incurred. For the years ended December 31, 2008 and 2007, the Company has recorded an advertising expense of USD$306,665 and USD$285,260, respectively.

Earnings (loss) per share

Earnings per share are calculated in accordance with the SFAS 128, “Earnings per share”. Basic net earnings per share are based upon the weighted average number of common shares outstanding, but excluding shares issued as compensation that have not yet vested. Diluted net earnings per share are based on the assumption that all dilutive convertible shares and stock options were converted or exercised, and that all unvested shares have vested. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Foreign currency translation

The financial information is presented in US dollars. The functional currency of the Company is Renminbi (“RMB”), the currency of the PRC. The financial statements of the Company have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. The financial information is first prepared in RMB and then is translated into U.S. dollars at year-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31,

	2008	2007

Year end exchange rate	6.8225	7.2946
Average yearly exchange rate	6.9483	7.6042

ZHENGHE REAL ESTATE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

2.	Summary of Significant Accounting Policies (Continued)

Income taxes

The Company accounts for the provision of Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.” SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company’s financial statements and not for tax return purpose. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates currently in effect. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Land appreciation tax (“LAT”)

Under PRC laws and regulations, companies engaging in property development are subject to, land appreciation tax (hereinafter “LAT”), which is levied by the local tax authorities upon the “appreciation value” as defined in the relevant tax laws. All taxable gains from the sale or transfer of land use rights, buildings and related facilities in China are subject to LAT at progressive rates that range from 30% to 60%. LAT is accrued based on the related revenue is recognized, as explained above. Certain exemptions are allowed for sales of ordinary residential properties if the appreciation value does not exceed a threshold specified in the relevant tax laws. Gains from sales of commercial properties are not eligible for this exemption.

ZHENGHE REAL ESTATE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

2.	Summary of Significant Accounting Policies (Continued)

Risks and uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Fair value of financial instruments

Fair value of financial instruments is the amount at which the financial instruments could be exchanged for in a current transaction between willing parties. The Company considers the carrying amount of cash, accounts receivable, other receivables, accounts payable, and other payables and amounts due from/to shareholders to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization.

New accounting pronouncements

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (FAS 159). FAS 159 will become effective for the company on January 1, 2008. This standard permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. The Company does not anticipate that the election, if any, of this fair-value option will have a material effect on results or operations or consolidated financial position.

ZHENGHE REAL ESTATE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

2.	Summary of Significant Accounting Policies (Continued)

In December 2007, the FASB issued SFAS No. 160,”Noncontrolling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company has not determined the effect that the application of SFAS 160 will have on its consolidated financial statements.

In December 2007, Statement of Financial Accounting Standards No. 141(R), Business Combinations, was issued. SFAS No. 141R replaces SFAS No. 141, Business Combinations. SFAS 141R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This replaces SFAS 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. SFAS 141R also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141R). SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating the impact that adopting SFAS No. 141R will have on its financial statements.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, “Disclosures about Derivative Instruments and Hedging Activities - An Amendment of SFAS No. 133” (“SFAS 161”). SFAS 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows. To achieve this increased transparency, SFAS 161 requires (1) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (2) the disclosure of derivative features that are credit risk-related; and (3) cross-referencing within the footnotes. SFAS 161 is effective on January 1, 2009. The Company is in the process of evaluating the new disclosure requirements under SFAS 161.

ZHENGHE REAL ESTATE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

2.	Summary of Significant Accounting Policies (Continued)

In June 2008, the FASB issued FASB Staff Position on Emerging Issues Task Force Issue 03-6, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). FSP

EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share (“EPS”) pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of FSP EITF 03-6-1. Early application is not permitted. Management is currently evaluating the impact FSP EITF 03-6-1 will have on the Company’s EPS calculations.

3.	Other receivables

As of December 31, 2008 and 2007, the balance of other receivables primarily represents a loan to Liaoning Xintiandi Real Estate Inc., a non-affiliated entity. The loan is interest-free and has a term of one year.

4.	Inventory

As of December 31, 2008 and 2007, inventory consisted of the commercial and residential units at Xinglong Garden in Shenyang City, the major real estate property developed by the Company, which was primarily completed and available for sale by the end of year 2005.

5.	Customer deposits

As of December 31, 2008 and 2007, the balance of customer deposits represents amounts received from customers for the pre-sale of residential units at Xinglong Garden. Customer deposits are typically funded up to 80% by mortgage loans made by banks to the customers. As of December 31, 2008 and 2007, the balance of the customers’ deposit was $29,315 and $490,367, respectively.

ZHENGHE REAL ESTATE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

6.	Taxes Payable

As of December 31, 2008 and 2007, the Company has tax payable as below:

	As of December 31
	2008	2007

Business Tax	$107,520	$164,999
Other Tax & Fees	13,786	20,877

Total Taxes Payable	$121,306	$185,876

7.	Income Taxes

The Company is governed by the Income Tax Law of the People’s Republic of China concerning the private-run enterprises, which are generally subject to tax at a new statutory rate of 25% and were, until January 2008, subject to tax at a statutory rate of 33% (30% state income tax plus 3% local income tax) on income reported in the statutory financial statements after appropriate tax adjustments.

On March 16, 2007, the National People’s Congress of China approved the Corporate Income Tax Law of the People’s Republic of China (the New CIT Law), which is effective from January 1, 2008. Under the new law, the corporate income tax rate applicable to all Companies, including both domestic and foreign-invested companies, will be 25%, replacing the current applicable tax rate of 33%. However, pending the detailed implementation rulings from the tax authorities, we believe that some of the tax concession granted to eligible companies prior to the new CIT laws will be grand fathered.

The income tax expense for the years ended December 31, 2008 and 2007 were $-0- and $364,406, respectively.

The Company’s subsidiaries in China incurred net operating losses of $2,613,116 for income tax purpose for 2008. The net operating loss carry-forwards may be available to reduce future years’ taxable income. Management believes that the realization of the benefits arising from these losses appear to be uncertain due to Company’s limited operating history and possible future losses. Accordingly, the Company has provided a 100% valuation allowance at December 31, 2008 for the temporary differences related to loss carry-forwards. Management reviews this valuation allowance periodically and makes adjustments as warranted.

The tax effects of temporary differences that give rise to the Company’s net deferred tax assets as of December 31, 2008 and 2007 are as follows:

	As of December 31
	2008	2007

Deferred tax assets:
Net operating loss carry forward	$531,024	$—
Less: valuation allowance	(531,024)	—

Net deferred tax assets	$—	$—

ZHENGHE REAL ESTATE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

8.	Related Party Transactions

The balance of loan to shareholder represents various cash advances to Mr. Jin You, the major shareholder of the company. The balance of loan to shareholder as of December 31, 2008 and 2007 was $1,033,870 and $9,101,963, respectively. The balance is unsecured and bears no interest and has no fixed repayment date. The company expects the entire amount of the loan be repaid within one year.

9.	Long-term Debt

On March 22, 2008, the Company entered into a loan agreement with an institutional lender (“the Lender”). According to the agreement, the lender agrees to make available to the Company a debenture loan in a principal amount of US$12,000,000 (twelve million US Dollars). The loan has a term of one year and expires in March 2009 and bears 12.00% (twelve percent) annual interest. The loan is subject to renewal at the end of the term on a year-to-year basis. The drawing of the loan shall be applied for the sole purpose of financing the capital contribution by the Company to the registered capital of Zhenghe Shenyang (in the sum of US$8,000,000) and the general working capital of the Company, Jinge and Zhenghe Shenyang.

As part of the agreement, one director and also a shareholder of the Company provided to the lender his personal guarantee on 16% of the principal amount.

The lender has the right to convert the debenture for 15% equity stake in the Company at any time during the conversion period, which is the period commencing from the date of the borrowing agreement and ending on the expiration of 120 days following the Final Repayment Date.

ZHENGHE REAL ESTATE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

10.	Stockholders’ Equity

The Company was incorporated on November 27, 1996 under the laws of the State of Colorado, the United States of America, with 10,000,000 shares of preferred stock and 150,000,000 shares of common stock authorized at zero par value.

Prior to the share exchange with Jinge, the Company had -0- shares of preferred stock and 14,140,000 shares of common stock issued and outstanding. In connection with the share exchange, the Company issued 10,000,000 shares of common stock to shareholders of Jinge.

On January 1, 2008, the Company issued 4,500 shares of Corporation’s no par common stock in exchange for services rendered and valued at $1,000.

On March 16, the Company agreed to buy back 1,000,000 shares of Corporation’s Common Stock in consideration for the payment to Mr. Gordon Wang, the CEO and Chairman of the Company for $2.00 per share.

As of December 31, 2008, the Company had -0- shares of preferred stock issued and outstanding and 24,144,500 shares of common stock issued and 23,144,500 shares of common stock outstanding. As of December 31, 2007, the Company had -0- shares of preferred stock and 24,140,000 shares of common stock issued and outstanding.

ZHENGHE REAL ESTATE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

11.	Concentration of Risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC’s economy.

The Company’s real estate projects are concentrated in Liaoning province. Any negative events such as a slowdown in the economy in Liaoning province might cause material loss to the Company and have a material adverse effect on the Company’s financial position and results of operations. The risk in this respect is mitigated by the Company by expanding its operations outside of Liaoning province.

The Company sells to a wide range of customers. No single customer accounted for a significant percentage of the revenue for both the years ended December 31, 2008 and 2007.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)

SEC Registration Fees	$829.69
Blue Sky Filing Fees	$1,000
Blue Sky Legal Fees	$1,000
Printing Expenses	$3,000
Legal Fees	$95,000
Accounting Fees	$75,000
Transfer Agent Fees	$2,000
Miscellaneous Expenses	$2,000

Total	$179,829.69	(2)

(1)	All expenses, except the SEC registration fee, are estimated.

(2)	All expenses of the offering (excluding brokerage commissions) will be borne by the Registrant and not the selling stockholders.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Our Articles of Incorporation provide that liability of directors to us for monetary damages is eliminated to the full extent provided by Colorado law. Under Colorado law, a director is not personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for authorizing the unlawful payment of a dividend or other distribution on our capital stock or the unlawful purchases of our capital stock; (iv) a violation of Colorado law with respect to conflicts of interest by directors; or (v) for any transaction from which the director derived any improper personal benefit.

          The effect of this provision in our Articles of Incorporation is to eliminate our rights and our stockholders’ rights (through stockholders’ derivative suits) to recover monetary damages from a director for breach of the fiduciary duty of care as a director (including any breach resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (v) above. This provision does not limit or eliminate our rights or the rights of our security holders to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care or any liability for violation of the federal securities laws.

          Insofar as indemnification for liabilities arising under the Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

          In the last three years, we have issued the following unregistered securities:

          (i) In May 2007, we issued 10,000,000 shares to acquire all of the outstanding shares of Jinge Real Estate, Inc. from the three stockholders of Jinge, all of whom were citizens and residents of China and accordingly, were exempt from the registration requirements of the Securities Act of 1933, as amended.

          (ii) In May 2007, we issued 3,950,000 shares each to Andy Chu, Gordon G.E. Wang and Gary Agron for services rendered valued at $3,950 each. Messrs. Wang and Chu were executive officers, and Mr. Agron was a principal stockholder at the time of issuance. The issuances were exempt pursuant to Section 4(2) of the Securities Act of 1933, as amended.

          All of the securities issuances described above were marked with the customary restrictive legend prohibiting transfer except under certain circumstances.

ITEM 16. EXHIBIT INDEX

Number	Exhibit

3.1	Articles of Incorporation, as amended, of Registrant (1)
3.2	Bylaws of Registrant (1)
5.1	Opinion of Gary A. Agron
10.1	Share Exchange Agreement with Liaoning Jinge Real Estate, Inc.
23.1	Consent of Bagell, Josephs, Levine & Company, L.L.C independent registered public accounting firm
23.2	Consent of Gary A. Agron (see 5.1 above)

(1) Incorporated by reference to our Registration Statement on Form SB-2, file number 333-127314 filed August 8, 2005.

ITEM 17. UNDERTAKINGS

          The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                    ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 12% change in the maximum aggregate offering price set forth in the “Calculation of registration Fee” table in the effective registration statements; and

                    iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

          In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (5) That, for the purpose of determining liability under the securities Act of 1933 to any purchaser:

                    (i)          (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

                                  (B)Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)9i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

                    (ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

          The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

                    (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

                    (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

                    (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

                    (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

          Pursuant to the requirements of the Securities Act, as amended, the Registrant has caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in Shenyang City, China on April 20, 2009.

ZHENGE REAL ESTATE, INC.

By:	/s/ Gordon G.E. Wang

Gordon G.E. Wang
Chief Executive Officer

          Pursuant to the requirements of the Securities Act, as amended, this Registration Statement has been signed below by the following persons on April 20, 2009.

Signature	Title

/s/ Gordon G. E. Wang	Chairman of the Board of Directors and Chief Executive Officer

Gordon G. E. Wang

/s/ Jin You	Director and Vice Chairman of the Board of Directors

Jin You

/s/ Danning Wang	Director and Secretary of the Board of Directors

Danning Wang

/s/ Di Wu	Director and Chief Financial Officer

Di Wu

/s/ Andy Chu	Director

Andy Chu

EXHIBIT INDEX

Number	Exhibit

3.1	Articles of Incorporation, as amended, of Registrant (1)
3.2	Bylaws of Registrant (1)
5.1	Opinion of Gary A. Agron
10.1	Exchange Agreement with Liaoning Jinge Real Estate, Inc.
10.2	Reserved
10.3	Reserved
23.1	Consent of Bagell, Josephs, Levine & Company, L.L.C, independent registered public accounting firm
23.2	Consent of Gary A. Agron (see 5.1 above)

(1) Incorporated by reference to our Registration Statement on Form SB-2, file number 333-127314 filed August 8, 2005.